    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 10, 1998.

                                                       REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-1
                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                      SPECIALTY PRODUCTS & INSULATION CO.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

      PENNSYLVANIA                   5033                  23-1713012
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL   (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)  IDENTIFICATION NO.)
    INCORPORATION OR
      ORGANIZATION)

                               ----------------

    120 NORTH SHIPPEN STREET, LANCASTER, PENNSYLVANIA 17602 (717) 397-3382 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                              MR. RONALD L. KING
                      SPECIALTY PRODUCTS & INSULATION CO.
                           120 NORTH SHIPPEN STREET
                         LANCASTER, PENNSYLVANIA 17602
                                (717) 397-3382
  (ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                              AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:
        THOMAS A. RALPH, ESQ.                   JAMES M. PAPADA III, ESQ.
     CHRISTOPHER G. KARRAS, ESQ.                 DEAN M. SCHWARTZ, ESQ.
       DECHERT PRICE & RHOADS               STRADLEY, RONON, STEVENS & YOUNG,
 4000 BELL ATLANTIC TOWER, 1717 ARCH                       LLP
               STREET                           2600 ONE COMMERCE SQUARE
  PHILADELPHIA, PENNSYLVANIA 19103-         PHILADELPHIA, PENNSYLVANIA 19103-
                2793                                      7098
           (215) 994-4000                            (215) 564-8000

                               ----------------


  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                            PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF           AGGREGATE OFFERING    AMOUNT OF
       SECURITIES TO BE REGISTERED              PRICE(1)      REGISTRATION FEE
------------------------------------------------------------------------------
Common Stock, par value $.01 per share....    $27,600,000          $8,142

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED APRIL 10, 1998

PROSPECTUS

                                2,000,000 SHARES

                               SPECIALTY PRODUCTS
                                & INSULATION CO.

      LOGO                        COMMON STOCK

  All of the shares of Common Stock offered hereby (the "Offering") are being sold by Specialty Products & Insulation Co. (the "Company"). Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price per share will be between $10.00 and $12.00. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price.

  Application has been made to list the Common Stock on the Nasdaq National Market under the symbol "SPIE."

  PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 8.

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION,  NOR  HAS  THE
 SECURITIES AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES COMMISSION PASSED
  UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                  UNDERWRITING
                                  PRICE TO        DISCOUNTS AND      PROCEEDS TO
                                   PUBLIC        COMMISSIONS(1)      COMPANY(2)
--------------------------------------------------------------------------------
Per Share....................        $                 $                 $
--------------------------------------------------------------------------------
Total(3).....................       $                 $                 $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2)  Before deducting expenses payable by the Company estimated to be $    .
(3) The Company has granted to the Underwriters an option, exercisable for 30 days from the date of the Offering, to purchase up to an aggregate of 300,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company
     will be $    , $    and $   , respectively. See "Underwriting."

  The shares of Common Stock are offered by the Underwriters subject to prior sale, when, as and if issued to and accepted by them, subject to their right to reject any order in whole or in part and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject offers in whole or in part. It is expected that delivery of certificates for the shares will be made at the offices of Legg Mason Wood Walker,
Incorporated, Baltimore, Maryland on or about    , 1998.

LEGG MASON WOOD WALKER                                              ADVEST, INC.
      INCORPORATED

      , 1998

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. For purposes of this Prospectus, the "Company" refers to Specialty Products & Insulation Co. and its consolidated subsidiary, unless the context otherwise requires. Unless otherwise indicated, the information contained in this Prospectus (i) gives effect to the spin-off of the Company from its parent, Irex Corporation ("Irex"), through the pro rata distribution of 100% of the capital stock of the Company to the shareholders of Irex (the "Separation"), (ii) gives effect to the recapitalization of each share of the Company's previously issued common stock into 291.4 shares of Common Stock and
(iii) assumes no exercise of the Underwriters' over-allotment option in connection with the Offering.

                                  THE COMPANY

  Specialty Products & Insulation Co. is a leading national distributor and fabricator of mechanical insulation, architectural/acoustical products and specialty products to commercial and industrial markets. The Company also offers customized fabrication, export and other value-added services related to its core product lines. The Company operates through a national network of 51 distribution centers, including seven fabrication facilities, at strategically chosen locations in 21 states. Through this network, the Company offers approximately 25,000 stock keeping units ("SKUs") to more than 9,000 customers, including specialty contractors, facility owners, general contractors, original equipment manufacturers ("OEMs"), exporters and supply houses. The Company's principal product categories include piping and equipment insulation as well as acoustical ceilings and specialty wall panels for use in new construction, maintenance, renovation and repair.These categories include the products of more than 150 manufacturers including Armstrong World Industries, Owens Corning, Johns Manville, Dow Chemical and Pittsburgh Corning. Since commencing operations in the early 1980s, the Company has experienced significant growth as a result of its ability to capitalize on industry changes including, principally, the increased reliance on distributors by manufacturers and customers. Net sales of the Company increased from $118.4 million in 1995 to $158.5 million in 1997, and operating income grew from $4.1 million in 1995 to $7.0 million in 1997.

  Significant changes in the Company's markets have resulted in the emergence of an independent distribution channel. Independent distribution has reduced duplicate functions performed by both manufacturers and customers, allowing them to devote greater resources to their core competencies. Manufacturers have been able to reduce logistical costs, lower marketing expenses and better manage inventories by outsourcing the distribution function to independent distributors. Customers have also been able to lower operating costs, reduce their number of supply sources and gain high-quality, value-added services through the utilization of independent distributors. This evolution has produced markets which are highly fragmented and populated by many smaller local and regional distributors. However, the Company believes the industry is undergoing a significant trend toward consolidation as both manufacturers and customers seek to enhance efficiencies and reduce costs while maintaining high levels of product and service quality. The Company believes that large, national distributors with significant purchasing power, integrated information systems and relatively low infrastructure costs can offer greater value to customers and will be well positioned to exceed market growth rates in this industry.

  Two key components of the Company's growth strategy have been acquisitions and openings of distribution and service centers ("distribution centers"). Historically, the Company grew as it solidified its presence in regional markets. More recently, the Company has implemented a growth strategy that is being executed on a national scale. Through targeted acquisitions and distribution center openings, the Company pursues opportunities to expand its presence in new geographic areas with strong growth characteristics. This strategy enables the Company to further penetrate existing markets, broaden its product and service capabilities and take advantage of current industry dynamics. For the five-year period ended December 31, 1997, the Company acquired 11 distribution operations, including three from affiliates, which together contributed approximately $13.2 million, or 8.3%, of the Company's 1997 net sales. During the same period, the Company opened 10 distribution centers, which together contributed approximately $12.3 million, or 7.8%, of the Company's 1997 net sales. Since January 1, 1998, the Company has completed one acquisition and opened two distribution centers.

  The Company is focused on its traditional strengths as a broadly based national distributor and fabricator of mechanical insulation, architectural/acoustical products, specialty products and value-added services. The Company is committed to capitalizing on the expertise, knowledge and experience it has developed in these core markets to increase market share and profitability. In addition, the Company's operating strategy includes the following key elements:

 . Superior Customer Service. With distribution centers and sales forces in each area that it serves, the Company provides its customers with rapid delivery and localized service. The Company believes that providing a high level of customer service leads to long-term relationships with its customers.

 . National Network of Distribution Centers. The Company believes its national distribution network enables the Company to attract customers that have multiple locations, participate with key vendors in the development of national marketing and sales strategies, achieve geographic diversification and facilitate best-practice benchmarking as well as innovation and knowledge-sharing within the Company.

 . Strong Supplier Relationships. The Company believes its national presence, financial strength and partnering philosophy have enabled the Company to become the preferred distributor for many of its suppliers. The Company works with its suppliers to develop common expansion programs as well as customer-oriented product solutions.

 . Low-Cost Provider. The Company believes that its volume of purchases and desirability as a vendor enable it to obtain purchase terms that are as favorable as those available to other large competitors. The Company is also able to realize advantages from the economies of large-scale operation in the areas of administrative processing, information systems, financing terms, technical expertise, inventory and working capital management.

 . Innovative and Committed Employees. Management believes the Company's corporate culture and values allow it to attract, develop and retain innovative and committed employees. The Company's senior management has an average of approximately 10 years' experience with the Company, and many of its sales and service staff have been working in the same markets for 10 years or more.

  The Company believes that its operating strategy provides a foundation for growth in each of the markets in which it participates. See "Business--Growth Strategy." The Company's growth strategy includes the following key elements:

 .  Increase Sales of Existing and Accessory Products. Management believes the
   Company's strengths and operating strategies will lead to increased sales to its existing customer base. The Company believes acquisitions, the opening of new distribution centers and other strategic initiatives will generate additional sales of existing products to new customers.

 . Open New Distribution Centers. The Company expects to continue to open new distribution centers as a result of new market opportunities, customer service requirements, supplier initiatives and strategic opportunities. As the Company continues to broaden its national distribution network, the Company believes that it will be able to capitalize on operating efficiencies and the benefits of large-scale operation.

 . Continue Acquisitions. The Company is committed to continuing its strategy to acquire distribution businesses with strong market positions, supplier support or attractive customer bases. Acquisitions allow the Company to accelerate revenue growth, expand its geographical presence, add product lines and technical expertise and achieve greater operating efficiencies.

 . Emphasize National Accounts. Management believes that the Company's national distribution network gives the Company a competitive advantage in securing national and multi-regional customers seeking to reduce vendors, outsource non-core operations, integrate supply and gain value-added services such as procurement and material management.

 . Add Product Lines. The Company intends to leverage its core product and technical expertise to add product lines which are complementary to those currently offered. The Company believes that its existing national distribution infrastructure enables it to add new product lines without incurring significant additional cost.

  The Company's executive offices are located at 120 North Shippen Street, Lancaster, Pennsylvania 17602, and its telephone number is (717) 397-3382.

                               RECENT ACQUISITION

  On March 1, 1998, the Company acquired certain assets relating to mechanical insulation distribution and fabrication operations of Extol of Texas, Inc. in Houston and Corpus Christi, Texas ("Extol") for approximately $5.6 million in cash. The acquisition was financed by borrowings from Irex. For the year ended December 31, 1997, Extol generated sales of approximately $13.2 million. See "Acquisition and Expansion Background."

                             SEPARATION FROM PARENT

  Since commencing operations in 1982, the Company has been a wholly owned subsidiary of Irex. Through its operating subsidiaries other than the Company, Irex is primarily engaged in the business of specialty contracting throughout the United States and Canada. In January 1998 Irex announced plans to effect the Separation through a pro rata distribution of 100% of the capital stock of the Company to the shareholders of Irex. The Separation will occur immediately prior to consummation of the Offering, and each is conditioned upon the consummation of the other. Immediately following the Separation and the Offering, all of the capital stock of the Company will be owned by the shareholders of Irex who receive shares of Common Stock in the Separation and by new shareholders who purchase Common Stock in the Offering. See "Separation from Irex."

  The decision to effect the Separation is based on a number of factors. The Separation will provide both corporations with greater managerial, operational and financial flexibility to focus on and respond to changing market conditions in their respective business environments. The Company also believes that its ability to pursue and finance acquisitions and other business opportunities will be enhanced if the Company operates independently. Furthermore, financial advisors have advised Irex and the Company that equity capital necessary to meet the business needs of Irex and the Company can be most effectively raised through an initial public offering of the stock of the Company following its Separation from Irex, rather than through a stock offering by either Irex or the Company while Irex continues to hold a substantial equity interest in the Company. In addition, management believes the Separation will assist the Company in serving certain customers. Through the specialty contracting businesses operated by its other subsidiaries, Irex competes with customers whose business is solicited by the Company, and the Company believes these customers will be more likely to purchase products from the Company after it is independent from Irex. The Separation will also enable the Company to provide its management and employees with incentive compensation in the form of direct and indirect equity ownership in the Company.

  In connection with the Separation, the Company will enter into several agreements with Irex and its subsidiaries setting forth the terms and conditions of the Separation and governing certain interim and longer-term relationships between the companies. See "Separation from Irex--Agreements with Irex."

                                  THE OFFERING

Common Stock offered by the
 Company........................  2,000,000 shares

Common Stock to be outstanding
 after the Offering.............  4,913,547 shares(1)

Use of Proceeds.................  For the repayment of certain indebtedness, including indebtedness incurred to pay a dividend to Irex in connection with the Separation, and working capital and general corporate purposes. See "Use of Proceeds."

Nasdaq National Market Symbol...  Application has been made for quotation of the Common Stock on the Nasdaq National
                                  Market under the symbol "SPIE."
--------
(1) Does not include up to 491,355 shares of Common Stock that may be subject to a stock option plan which the Company expects to adopt prior to the consummation of the Offering. See "Management--Stock Options" and "Description of Capital Stock."

                                  RISK FACTORS

  See "Risk Factors" beginning on page 8 for a discussion of certain information that should be considered by prospective purchasers of the Common Stock offered hereby.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

  The following tables set forth summary historical and pro forma consolidated financial information of the Company as of and for the periods indicated. The pro forma balance sheet information assumes the Offering closed on December 31, 1997. The pro forma income statement information assumes the Offering closed as of January 1, 1997. The summary consolidated financial information should be read in conjunction with the "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company and the related notes included elsewhere in this Prospectus.

                                               YEARS ENDED DECEMBER 31,
                                        --------------------------------------
                                            1995         1996         1997
                                        ------------ ------------ ------------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales.............................. $    118,395 $    141,800 $    158,510
Gross profit...........................       25,892       31,110       34,252
                                        ------------ ------------ ------------
Operating income.......................        4,051        6,348        7,023
Interest expense, net..................        1,840        1,854        1,939
                                        ------------ ------------ ------------
Income before income taxes.............        2,211        4,494        5,084
Income tax provision...................          918        1,810        2,077
                                        ------------ ------------ ------------
Net income............................. $      1,293 $      2,684 $      3,007
                                        ============ ============ ============
Net income per share--basic............ $       0.44 $       0.92 $       1.03
Net income per share--diluted.......... $       0.44 $       0.92 $       1.03
Weighted average number of common
 shares outstanding--basic.............    2,913,547    2,913,547    2,913,547
Weighted average number of common
 shares outstanding--diluted...........    2,913,547    2,913,547    2,913,547
PRO FORMA INCOME STATEMENT DATA(1):
Operating income.......................                           $      7,023
Interest expense, net..................                                  1,036
                                                                  ------------
Income before income taxes.............                                  5,987
Income tax provision...................                                  2,448
                                                                  ------------
Net income.............................                           $      3,539
                                                                  ============
Net income per share--basic............                           $       0.72
Net income per share--diluted..........                                   0.72
Weighted average number of common
 shares outstanding--basic.............                              4,913,547
Weighted average number of common
 shares outstanding--diluted...........                              4,913,547

                                                       AS OF DECEMBER 31, 1997
                                                     ---------------------------
                                                      ACTUAL     AS ADJUSTED(2)
                                                     ----------- ---------------
                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital..................................... $    11,266    $    15,519
Total assets........................................      47,651         47,651
Total long-term debt(3).............................      26,493         17,423
Shareholder's investment............................       9,180         18,250

--------
(1) Gives pro forma effect to the sale of the Common Stock offered hereby and the application of the estimated net proceeds as described in "Use of Proceeds" as if such transactions had occurred as of the beginning of the period presented. See "Use of Proceeds."
(2) Represents historical data as of December 31, 1997 as adjusted to give pro forma effect to the sale of Common Stock offered hereby and the application of the net proceeds therefrom as described in "Use of Proceeds." See "Use of Proceeds."
(3) Total long-term debt includes notes payable to affiliate (both the long-term and current portions) and payable to affiliates.

                                 RISK FACTORS

  In evaluating an investment in the Common Stock offered hereby, prospective investors should carefully consider the following risk factors as well as the other information set forth elsewhere in this Prospectus.

LACK OF INDEPENDENT OPERATING HISTORY

  Concurrent with the Offering, the Company will separate from Irex pursuant to the Separation. Prior to the Separation, the Company operated as a wholly owned subsidiary of Irex, historically relied on Irex for various financial, administrative and managerial services necessary for its operations and maintained a minimal executive, financial and administrative staff. After the Separation, the Company will maintain its own lines of credit and banking relationships and perform its own financial, administrative and managerial functions without the benefit of such services, and Irex will have no obligation to provide assistance to the Company except pursuant to certain agreements as described in "Separation from Irex--Agreements with Irex." While management believes that the Separation will have a positive impact on the Company, the Company may encounter financial, administrative, managerial or other difficulties as a result of its lack of independent operating history or the discontinuance of its reliance on the financial and other services of Irex. No assurance can be given that the Company, as an independent entity, will achieve operating results comparable to those prior to the Separation. See "Separation from Irex."

LIMITATIONS ON ABILITY TO RAISE EQUITY CAPITAL AND POTENTIAL DEPENDENCE ON DEBT FINANCING

  In order to preserve the tax-free status of the Separation, the Company's future ability to issue Common Stock may be limited under federal income tax laws for a period of two years following consummation of the Separation. The Company's limited ability to issue capital stock during such period (including its ability to issue Common Stock in connection with acquisitions) may require the Company to rely on other financing sources, such as bank credit facilities or debt offerings. Although the Company believes it can obtain financing necessary to maintain its acquisition and growth program, reliance on such alternative financing sources could adversely affect the Company's ability to continue its acquisition program, create significant debt service obligations and create other risks for the Company and its shareholders. No assurance can be given that the Company will be able to obtain the capital it will need to meet its operating needs and finance its acquisition program. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Growth Strategy."

RISKS ASSOCIATED WITH FUTURE ACQUISITIONS; ABILITY TO MANAGE GROWTH

  The Company's growth strategy contemplates further acquisitions of distribution and related businesses. The Company's future success is dependent, in part, upon its ability to identify, finance and acquire suitable businesses on favorable terms and then to integrate and manage the acquired businesses quickly and successfully. Acquisitions involve special risks, including risks associated with unanticipated liabilities, diversion of management attention, possible adverse effects on earnings resulting from increased goodwill amortization, potential increased interest costs, dependence on retention, hiring and training of key personnel and difficulties relating to the integration of the acquired businesses. Although the Company believes that it can successfully implement its acquisition program, there can be no assurance that the Company will be able to identify or acquire acceptable acquisition candidates on terms favorable to the Company and in a timely manner to the extent necessary to fulfill the Company's growth strategy. The Company's ability to achieve and manage its growth will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition and the Company's ability to maintain sufficient profit margins. Continued growth could place additional demands on the Company's administrative, operational and financial resources. Furthermore, the Company's ability to pay for acquisitions with stock may be materially limited in the two-year period following the Separation and the Company's ability to implement its acquisition program may be adversely affected as a result. There can be no assurance that the Company will be able to continue to achieve or manage growth effectively, or that future acquisitions will not have an adverse effect upon the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Growth Strategy."

SEASONALITY; INDUSTRY AND ECONOMIC CYCLES

  The Company's business is seasonal. The Company has in the past experienced seasonal fluctuations in sales and operating results from quarter to quarter. Operating results are weakest in the first calendar quarter because of the effects of winter weather on commercial and industrial construction and the consequent reduction in sales of mechanical insulation and architectural/acoustical products. Fluctuations in the Company's quarterly sales and operating results could result in significant volatility in, and otherwise adversely affect, the market price of the Common Stock. See "Management's Discussion of Financial Condition and Results of Operations-- Seasonality and Quarterly Results of Operations."

  Some of the principal markets for the products and services offered by the Company are subject to cyclical economic fluctuations that generally affect pricing, availability and demand for mechanical insulation and architectural/acoustical products. Cyclical fluctuations could also affect growth rates in the markets served by the Company's customers, the availability of products from vendors and the availability of suitable acquisition candidates. As a result, changes in general economic conditions could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Seasonality and Cyclicality."

DEPENDENCE ON SUPPLIER RELATIONSHIPS

  The Company's distribution operations are materially dependent on its relationships with its suppliers. Generally, distribution agreements between the Company and its suppliers may be terminated without cause by the suppliers at any time. As a result, even the largest of the Company's suppliers could terminate the flow of its products to the Company at any time and the Company would have to obtain substitute products to maintain its reserves. Although management believes that the Company can maintain its relationships with its suppliers for the foreseeable future, there can be no assurance that it will be able to do so. The termination or limitation by any key supplier of its relationship with the Company could have a material adverse effect on the Company's business, operating results and financial condition.

POTENTIAL RISKS DUE TO CHANGES IN INDUSTRY TRENDS

  The distribution industry is undergoing significant change. Historically, distributors of mechanical insulation and architectural/acoustical products served primarily as suppliers and extensions of manufacturers' sales forces. In recent years, both manufacturers and customers have been increasingly relying on distributors such as the Company to reduce purchasing costs and provide a broad range of value-added services. As customers increasingly seek low-cost alternatives to traditional methods of purchasing and sources of supply, they are, among other things, reducing the number of their suppliers. Although the Company believes it can maintain current customer relationships, there can be no assurance that the Company will not lose customers, including key accounts, as existing customers reduce the number of distributors with which they do business. Also, distributors are consolidating to achieve economies of scale and increase efficiencies. This consolidation trend could cause the industry to become more competitive. The failure by the Company to respond effectively to such consolidation and increased competition or to other changes in the industry could have a material adverse effect on the Company's business, operating results and financial condition. See "Business-- Industry Overview."

DEPENDENCE ON IREX INFORMATION SYSTEMS; POTENTIAL SYSTEMS CONVERSION; YEAR 2000 ISSUE

  The Company utilizes and will continue to utilize information systems provided by Irex, which play an integral role in product tracking, pricing and availability; order processing and shipping; distribution center operations; purchasing; inventory management; financial reporting; and other financial and operational functions.

The Company will enter into an agreement with Irex pursuant to which Irex will provide information system services to the Company for three years following the Separation. During such period the Company intends to evaluate its existing and future information system requirements and examine its options for obtaining such services. These options include, among others, continuing the existing relationship with Irex or replacing the Company's current systems. If the Company decides to install new information systems, there can be no assurance that it will be able to successfully implement, integrate and operate such systems without experiencing unanticipated delays, complications and expenses. Significant disruptions in the Company's information systems or the failure to successfully complete a conversion to new information systems on a timely basis could result in operational and financial disruptions and adversely affect the Company's business, operating results and financial condition. See "Business--Information Systems."

  The Company does not expect to have material exposure to Year 2000 conversion risks following the installation of an upgrade to its information system software scheduled for October 1998. This planned upgrade has been installed and tested by the software system vendor in other information systems and, as a result, the Company believes its information systems will be Year 2000 compliant following the upgrade. The Company is presently unable to determine the effects of Year 2000 compliance by its suppliers and customers, and the failure of suppliers or customers to address such issues effectively could have a material adverse effect on the Company. See "Business-- Information Systems."

POTENTIAL LIABILITY FOR TAXES RELATED TO THE SEPARATION

  In connection with the Separation, the Company will enter into a tax sharing and indemnification agreement with Irex (the "Tax Agreement"). Under the Tax Agreement the Company will be restricted, for a period of two years following the date of the Separation, from engaging in certain transactions, including certain issuances of stock, redemptions of stock or ceasing to engage in its trade or business, without first obtaining either a ruling from the Internal Revenue Service or an opinion from nationally recognized tax counsel that such transaction will not affect the tax-free nature of the Separation to Irex or its shareholders. The Tax Agreement also requires the Company to indemnify Irex and its shareholders for tax liabilities that may be incurred by Irex or its shareholders as a result of actions that the Company may undertake following the Separation and that cause the Separation to be treated as a taxable transaction to Irex or its shareholders. Under recently enacted changes to the Internal Revenue Code applicable to spin-off distributions, a distributing corporation (Irex) will recognize gain on the appreciation in the stock of the distributed corporation (the Company) if the distribution is part of a plan or series of related transactions pursuant to which one or more persons acquire, directly or indirectly, 50% or more of the voting power or value of the stock of either corporation. There is a rebuttable presumption that any acquisition of stock (including acquisitions through stock issuances by the Company) occurring two years before or after the Separation are part of such a plan (or series if related transactions). Such presumption may be rebutted by establishing that the Separation and acquisitions of such stock are not pursuant to a plan or series of related transactions. Although the Company does not expect these restrictions to materially inhibit its operations or growth opportunities, if there is a final determination that any or all of the distributions of Common Stock effected in connection with the Separation are taxable, the Company could become liable for a portion of any taxes due in connection with the Separation to the extent that such tax liability cannot be collected from Irex or the remaining members of the Irex consolidated group. The Company will also be required to indemnify Irex and its subsidiaries for any tax liabilities otherwise imposed upon or attributable to the Company related to the Company for periods prior to the Separation. See "Separation from Irex--Agreements with Irex--Tax Sharing and Indemnification Agreement."

LACK OF ARM'S-LENGTH BARGAINING ON AGREEMENTS WITH IREX

  The Company will enter into certain agreements with Irex and its subsidiaries (the "Separation Agreements") in connection with the Separation which will set forth the terms of the Separation, the right to utilize Irex's information system, tax sharing and indemnification, and benefits sharing. Although management of the Company believes that the terms of the Separation Agreements will be fair to the Company, the terms of the Separation Agreements will be fixed between Irex and the Company when they are parent and subsidiary and not independent parties negotiating on an arm's-length basis. Accordingly, there is no assurance that the terms of the Separation Agreements will be as favorable to the Company as those that might be obtained from an unaffiliated third party.

COMPETITION

  The Company's markets are fragmented and highly competitive, and feature numerous distribution channels, including national, regional and local distributors, and local supply houses as well as direct sales by manufacturers. Many of the Company's competitors are smaller businesses that sell to customers in a limited geographic area, but the Company also competes against several significant regional distributors. Certain of the Company's competitors sell identical or equivalent products at competitive prices, and the Company also competes on the basis of responsiveness to the needs of customers for quality service, product diversity and availability. There can be no assurance that the Company will be able to compete successfully in the markets in which it operates.

DEPENDENCE ON KEY PERSONNEL

  The Company's operations are highly dependent on the skills, experience and efforts of its Chief Executive Officer and senior management, and the Company may depend on the senior management of any significant businesses it acquires in the future. Although prior to the Offering the Company intends to enter into employment agreements containing confidentiality and non-competition provisions with its Chief Executive Officer and other members of its senior management, the business and prospects of the Company could be adversely affected if any of these persons does not continue in his position, and the Company is unable to attract and retain a qualified replacement. See "Management."

ANTI-TAKEOVER PROVISIONS

  Certain provisions of Pennsylvania law and the Company's restated articles of incorporation and bylaws could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, control of the Company. Although the Company has opted out of Subchapters E, G and H of Chapter 25 of the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL"), the Company is governed by Subchapter F of Chapter 25 of the PBCL, which prohibits the Company from engaging in a "business combination" with an "interested shareholder" for a period of five years after the date of the transaction as a result of which such shareholder became an "interested shareholder," unless the business combination is approved in a prescribed manner. The Company's restated articles of incorporation divide the Board of Directors into three classes, each serving a staggered three-year term. By extending the period of time required to re-elect or replace the entire Board of Directors, such classification may have the effect of discouraging persons seeking to effect a takeover or assume control of the board. In addition, shares of the Company's Preferred Stock, par value $.01 per share (the "Preferred Stock"), may be issued by the Board of Directors without shareholder approval on such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of the Common Stock may be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The Company has no current plans to issue any shares of Preferred Stock and may be otherwise limited in its ability to issue Preferred Stock in the two-year period following the Separation. However, the potential issuance of Preferred Stock could have the effect of delaying, deterring or preventing a change of control of the Company. See "Description of Capital Stock--Preferred Stock" and "Description of Capital Stock--Certain Provisions of the Pennsylvania Business Corporation Law."

ABSENCE OF PUBLIC MARKET FOR THE COMMON STOCK

  Prior to the Offering, there has been no public market for the Common Stock. Although application has been made to list the Common Stock on the Nasdaq National Market, there can be no assurance that an active or liquid trading market in the Common Stock will develop upon completion of the Offering or, if developed, that it will be sustained. The initial public offering price of the Common Stock will be determined through negotiations between the Company and the Underwriters and may not be indicative of the market price for the Common Stock after the Offering. The market price for shares of the Company's Common Stock may be highly volatile and may be significantly affected by such factors as quarter-to-quarter variations in the Company's results of operations, changes in general market conditions and other factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations and Seasonality" and "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of a substantial number of shares of Common Stock in the public market following the Offering and Separation could adversely affect the market price for the Common Stock. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. The number of outstanding shares of Common Stock available for sale in the public market will be limited by (i) contractual agreements between the Company and certain shareholders of the Company not to sell for two years the shares of Common Stock received by them in the Separation; (ii) the lock-up agreements under which the Company, its officers and directors, and certain Company shareholders have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus without the prior written consent of Legg Mason Wood Walker, Incorporated, on behalf of the Underwriters; (iii) limitations relating to the tax-free status of the Separation (see "--Limitations on Ability Raise Equity Capital and Dependence on Debt Financing"); and (iv) applicable restrictions under the Securities Act of 1933, as amended (the "Securities Act"). Upon the consummation of the Offering, shares subject to the foregoing agreements and restrictions will be ineligible for sale, and only the shares offered hereby and shares of Common Stock distributed in the Separation to nonaffiliates of the Company will be eligible for sale. See "Shares Eligible for Future Sale." Sales of substantial amounts of Common Stock, including those shares eligible for sale following the Offering and those eligible for sale following the expiration of the foregoing agreements and restrictions, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the Offering are estimated to be approximately $19.6 million (approximately $22.6 million in the event the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $11.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to use such proceeds as follows: (i) to repay approximately $5.1 million of long-term debt; (ii) to repay approximately $4.0 million of other indebtedness to Irex;
(iii) to repay indebtedness incurred by the declaration of a $10.5 million dividend to Irex in connection with the Separation; and (iv) for working capital and general corporate purposes. See "Separation from Irex."

                                DIVIDEND POLICY

  The Company does not plan to pay dividends on its Common Stock in the foreseeable future and plans to retain any future earnings to finance its operations and expand its business. Any future determination as to the payment of cash dividends will be at the discretion of the Company's Board of Directors and will depend, among other factors, upon the Company's earnings, financial condition and capital requirements and the terms of the Company's financing agreements. In addition, the Company's future financing agreement may contain limitations on the payment of cash dividends.

                                   DILUTION

  The net tangible book value (tangible assets minus total liabilities) of the Company as of December 31, 1997 was $8.2 million, or $2.82 per share of outstanding Common Stock. After giving effect to the sale of the 2,000,000 shares of Common Stock offered by the Company hereby at an assumed initial offering price of $11.00 per share (and deducting the estimated underwriting discount and offering expenses), the pro forma net tangible book value of the Company as of December 31, 1997 would have been approximately $17.3 million, or $3.52 per share. This change represents an immediate increase in net tangible book value of $0.70 per share to the existing shareholders of the Company (the "Existing Shareholders") and an immediate dilution of $7.48 per share to investors purchasing shares of Common Stock in this Offering. The following table illustrates this per share dilution:

   Initial public offering price per share......................        $11.00
     Net tangible book value per share before this Offering..... $ 2.82
     Increase in net tangible book value per share attributable
      to this Offering..........................................   0.70
                                                                 ------
   Net tangible book value per share after this Offering........          3.52
                                                                        ------
   Dilution per share to new investors..........................        $ 7.48
                                                                        ======

  The following table summarizes as of December 31, 1997, the differences between the Existing Shareholders and investors purchasing shares of Common Stock in this Offering with respect to the number of shares of Common Stock purchased from the Company (assuming no exercise of the Underwriters' over-allotment option), the total consideration paid and the average price per share paid:

                            SHARES PURCHASED  TOTAL CONSIDERATION
                            ----------------- -------------------
                                                                  AVERAGE PRICE
                             NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                            --------- ------- ----------- ------- -------------
   Existing shareholders... 2,913,547   59.3% $ 9,180,000   29.4%    $ 3.15
   New investors........... 2,000,000   40.7%  22,000,000   70.6%     11.00
                            ---------  -----  -----------  -----
     Total................. 4,913,547  100.0% $31,180,000  100.0%
                            =========  =====  ===========  =====

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of December 31, 1997 and as adjusted to give effect to the Separation and the sale of 2,000,000 shares of Common Stock offered by the Company in the Offering at an assumed initial public offering price of $11.00 per share, after deducting the estimated underwriting discounts and commissions and estimated Offering expenses payable by the Company, and the application of estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto included elsewhere in this Prospectus.

                                                         AS OF DECEMBER 31, 1997
                                                         -----------------------
                                                         ACTUAL  AS ADJUSTED (1)
                                                         ------- ---------------
                                                             (IN THOUSANDS)
Current portion of long-term debt....................... $ 1,455     $   --
                                                         =======     =======
Payable to affiliates................................... $20,221     $17,423
                                                         =======     =======
Long-term debt:
  Notes payable to affiliate............................ $ 4,742     $   --
  Other.................................................      75         --
                                                         -------     -------
    Total long-term debt................................ $ 4,817         --
                                                         -------     -------
Shareholder's investment:
  Common Stock.......................................... $    29     $    49
  Paid in surplus.......................................     974      18,201
  Retained earnings.....................................   8,177         --
                                                         -------     -------
    Total shareholder's investment...................... $ 9,180     $18,250
                                                         -------     -------
    Total capitalization................................ $13,997     $18,250
                                                         =======     =======

--------
(1) Adjusted to reflect (i) the Separation, (ii) the sale of 2,000,000 shares of Common Stock by the Company at an assumed initial public offering price of $11.00 per share and (iii) the application of approximately
    $19.6 million of the net proceeds to the repayment of indebtedness (both long-term and payable to affiliates) as well as the repayment of indebtedness in connection with the declaration of a dividend in the amount of $10.5 million to Irex immediately prior to the Separation.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected financial information presented below as of and for the years ended December 31, 1996 and December 31, 1997, and for the year ended December 31, 1995 has been derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Company's consolidated financial statements and related notes included elsewhere in this Prospectus. The historical financial information as of and for the years ended December 31, 1993 and December 31, 1994 have been derived from the unaudited consolidated financial statements of the Company, and, in the opinion of management, include all adjustments (consisting only of normal, recurring adjustments) necessary to present fairly the information set forth therein.

  The pro forma financial information has been prepared on the basis of certain assumptions and estimates and may not be indicative of the results that would have been achieved if the recapitalization and the Offering had been effected on the dates indicated or that may be achieved in the future.

                                             YEARS ENDED DECEMBER 31,
                         ----------------------------------------------------------------
                                                                                PRO FORMA
                            1993       1994       1995       1996       1997     1997(1)
                         ---------- ---------- ---------- ---------- ---------- ---------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME
 DATA:
  Net sales............. $   89,396 $  101,895 $  118,395 $  141,800 $  158,510 $ 158,510
                         ---------- ---------- ---------- ---------- ---------- ---------
  Gross profit..........     18,937     21,564     25,892     31,110     34,252    34,252
  Selling, general, and
   administrative
   expense..............     17,426     18,957     21,841     24,762     27,229    27,229
                         ---------- ---------- ---------- ---------- ---------- ---------
  Operating income......      1,511      2,607      4,051      6,348      7,023     7,023
  Interest expense,
   net..................        913      1,194      1,840      1,854      1,939     1,036
                         ---------- ---------- ---------- ---------- ---------- ---------
  Income before income
   taxes................        598      1,413      2,211      4,494      5,084     5,987
  Income tax provision..        216        655        918      1,810      2,077     2,448
                         ---------- ---------- ---------- ---------- ---------- ---------
  Net income ........... $      382 $      758 $    1,293 $    2,684 $    3,007 $   3,539
                         ========== ========== ========== ========== ========== =========
  Net income per share-
   basic................ $     0.13 $     0.26 $     0.44 $     0.92 $     1.03 $    0.72
  Net income per share-
   diluted..............       0.13       0.26       0.44       0.92       1.03      0.72
WEIGHTED AVERAGE COMMON
 SHARES OUTSTANDING:
  Basic.................  2,913,547  2,913,547  2,913,547  2,913,547  2,913,547 4,913,547
  Diluted...............  2,913,547  2,913,547  2,913,547  2,913,547  2,913,547 4,913,547
BALANCE SHEET DATA:
  Working capital....... $   10,198 $    9,166 $    9,839 $   10,804 $   11,266 $  15,519
  Total assets..........     28,480     31,814     36,026     38,935     47,651    47,651
  Total debt(2).........     19,055     20,819     22,996     22,370     26,493    17,423(3)
  Shareholder's
   investment...........      3,279      3,655      4,200      6,421      9,180    18,250(3)

--------
(1) Adjusted to reflect the reduction in interest expense and the corresponding tax related to the reduction in long-term debt and payable to affiliates from the estimated net proceeds of the Offering as if it had occurred on January 1, 1997.
(2) Total debt is composed of:
  (a) Long-term debt with an affiliate ($8,550 from 1993 through 1995, $7,364 in 1996 and $6,272 in 1997) and other long-term debt ($94 in 1997).

  (b) Payable to affiliates. This balance was $10,505 in 1993, $12,269 in 1994, $14,446 in 1995, $15,006 in 1996 and $20,221 in 1997.
(3) Adjusted to reflect (i) the Separation, (ii) the sale of 2,000,000 shares of Common Stock by the Company at an assumed initial public offering price of $11.00 per share and (iii) the application of approximately
    $19.6 million of the net proceeds to the repayment of indebtedness (both long-term and payable to affiliates) as well as the repayment of indebtedness incurred in connection with the declaration of a $10.5 million dividend to Irex immediately prior to the Separation.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the consolidated financial statements appearing elsewhere in this Prospectus.

  The Company is a leading distributor and fabricator of mechanical insulation, architectural/acoustical products and specialty products and services for the commercial and industrial markets. The Company has developed a national network of 51 distribution centers, including seven fabrication facilities, at strategically chosen locations in 21 states. Through this network, the Company distributes a variety of mechanical insulation, architectural/acoustical products and numerous specialty products to customers for use in the new construction, renovation and maintenance sectors of industrial and commercial markets. The markets in which the Company competes have generally exhibited steady and relatively non-cyclical growth due to the Company's geographic diversity and broad customer base. The Company provides products and services to customers in a range of industries, including the general commercial construction, utilities, petro-chemical, pulp and paper, cold storage, chemical, marine and original equipment manufacturing industries, among others.

  Historically, the supply markets in which the Company operates have been highly fragmented and populated by many smaller local and regional distributors. The industry has begun a trend toward consolidation due principally to the economies of scale realized by large distributors, the increasing demand by customers for fewer sources of supply, the benefits of volume purchasing by larger vendors and demands by customers for additional value-added services which require substantial investments in technology, human resources and infrastructure. The Company believes that those distributors which develop the capabilities and strengths to take advantage of these trends will be well-positioned to gain market share.

  In order to capitalize on its core competencies and take advantage of market opportunities, the Company has adopted a growth strategy which focuses primarily on acquiring and opening new distribution centers. The Company initially adopted a growth strategy to strengthen its presence in regional markets and has recently begun to implement its strategy on a national scale. For the three-year period ended December 31, 1997, the Company acquired seven distribution operations and opened six new distribution centers. Through targeted acquisitions and distribution center openings, the Company is able to expand its geographic presence into new markets, meet supplier initiatives and customer service requirements, pursue strategic opportunities, broaden its product and service capabilities and take advantage of current industry dynamics. Distribution centers opened through start-ups or acquisitions during the three-year period ended December 31, 1997 accounted for approximately 37.2% of the $40.1 million increase in the Company's net sales during that period. The Company believes that future results of operations will depend in large part on the Company's ability to continue to make acquisitions on attractive terms and open new distribution centers in strategic locations, and then to successfully integrate and manage these new facilities.

  Newly opened distribution centers typically generate an operating loss during the first one to two years of operations. A greater number of distribution center openings by the Company in the two-year period ended December 31, 1997 resulted in a higher percentage of facility and personnel expenses in 1997 as compared to 1996. However, as the Company generates incremental volume through acquired or newly opened distribution centers, the Company believes it will realize improvement in its operating margins by carrying its fixed costs over a larger revenue base.

  On January 19, 1998, Irex announced the Separation. The transaction will provide the Company with increased flexibility to fund and execute its growth strategy of internal expansion and acquisitions. The Company's participation in a consolidating industry, where customers and suppliers desire relationships with fewer distributors that can provide a range of value-added products and services, affords additional growth opportunities. The spin off will create a management team and capital structure devoted solely to capitalizing on these opportunities. The Company has entered into an agreement with Irex which provides, among other things, for Irex to continue to provide information services to the Company for a three-year period following the Separation. See "Separation from Irex."

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, certain items from the Company's consolidated statements of income expressed as a percentage of net sales:

                                YEAR ENDED DECEMBER 31,
                                -------------------------
                                 1995     1996     1997
                                -------  -------  -------
      Net sales...............    100.0%   100.0%   100.0%
      Cost of sales...........     78.1%    78.1%    78.4%
                                -------  -------  -------
      Gross profit............     21.9%    21.9%    21.6%
      Selling, general and ad-
       ministrative expenses..     18.4%    17.4%    17.2%
                                -------  -------  -------
      Operating income........      3.5%     4.5%     4.4%
      Interest expense, net...      1.6%     1.3%     1.2%
                                -------  -------  -------
      Income before income
       taxes..................      1.9%     3.2%     3.2%
      Income tax provision....      0.8%     1.3%     1.3%
                                -------  -------  -------
      Net income..............      1.1%     1.9%     1.9%
                                =======  =======  =======

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

  Net Sales. The Company's net sales increased $16.6 million, or 11.8%, to $158.5 million in 1997 from $141.8 million in 1996. Of this increase, approximately 34.4% was attributable to sales volume from six distribution centers opened in 1996 and 1997. Growth from existing operations accounted for approximately 39.0% of the increase in net sales as volume remained strong across each of the Company's primary lines of business. Export sales, included in the growth from existing operations, comprised 10.0% of the Company's net sales and contributed $5.0 million of this increase. The remaining increase in net sales, representing $4.4 million, resulted from six acquisitions completed during the two-year period ended December 31, 1997.

  Gross Profit. Gross profit increased 10.3% to $34.3 million in 1997 from $31.1 million in 1996. As a percentage of net sales, the gross profit decreased slightly to 21.6% from 21.9% in 1996. The slight decrease was primarily the result of greater sales of products shipped directly from manufacturers to the customers ("direct-ship business"), which generate lower margins for the Company. Management does not expect direct-ship business to increase as a percentage of total sales.

  Selling, General and Administrative Expenses ("SG&A"). SG&A primarily consist of personnel-related expenses and facility lease and operating expenses. SG&A increased 9.7%, to $27.2 million in 1997 from $24.8 million in 1996. As a percentage of net sales, SG&A decreased to 17.2% in 1997 from 17.4% in 1996. The improvement was generally the result of a decrease in the provision for losses on accounts receivable as the Company has made significant efforts toward improving the quality of its credit portfolio. This decrease in the loss provision was partially offset by increases in personnel and facility lease expenses due to newly opened distribution centers.

  Interest Expense, Net. Interest expense was $1.9 million in both 1997 and 1996. A portion of the interest expense was attributable to the long-term notes payable to affiliate, which accounted for $0.7 million of interest expense in both 1997 and 1996. The remaining interest expense was primarily associated with the payable to affiliates account. Based upon the activity in this account, Irex charged the Company interest of $1.2 million in 1997 and $1.1 million in 1996.

  Income Tax Provision. The effective tax rate was 40.9% in 1997 and 40.3% in 1996. The Company's tax return is included in the consolidated income tax return filed by Irex. However, the Company's income tax provision is based on the amount which would have resulted had the Company filed a separate tax return.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Net Sales. The Company's net sales increased $23.4 million, or 19.8%, to $141.8 million in 1996 from $118.4 million in 1995. Higher sales volume at existing centers accounted for approximately 80.9% of the increase. Export sales, included in the growth from existing centers, increased to $11.0 million in 1996 from $2.0 million in 1995. The increase in export sales was primarily the result of sales made to two domestic exporters of products destined for Russia. Three distribution centers opened in 1996 contributed approximately 7.5% of the increase. The remaining increase in net sales, representing $2.7 million, resulted from four acquisitions completed during the two-year period ended December 31, 1996.

  Gross Profit. Gross profit increased 20.1% to $31.1 million in 1996 from $25.9 million in 1995. As a percentage of net sales, the gross profit remained stable at 21.9% in both 1996 and 1995. An increase in direct-ship business, which carries lower gross margins, was offset by higher gross margins on the sales of fabricated products.

  Selling, General and Administrative Expenses. SG&A increased 13.8% to $24.8 million in 1996 from $21.8 million in 1995. The increase was primarily attributable to higher personnel expenses from the opening of new distribution centers, the pursuit of new industrial customers in the Southwest and the securing of a new national account as reflected in the increase in sales volume. However, as a percentage of net sales, SG&A decreased to 17.4% in 1996 from 18.4% in 1995. This decrease was primarily due to the ability of the Company to increase sales without a corresponding increase in its overhead structure.

  Interest Expense, Net. Interest expense remained relatively unchanged in 1995 and 1996 at $1.9 million. A portion of the interest expense was attributable to the long-term notes payable to affiliate, which accounted for interest expense of $0.7 million in 1996 and $0.8 million in 1995. The remaining interest expense was primarily associated with the payable to affiliates account. Based upon the activity in this account, Irex charged the Company interest of $1.1 million in 1996 and $1.0 million in 1995.

  Income Tax Provision. The effective tax rate was 40.3% in 1996 and 41.5% in 1995. The Company's tax return is included in the consolidated income tax return filed by Irex. However, the Company's income tax provision is based on the amount which would have resulted had the Company filed a separate tax return.

QUARTERLY RESULTS OF OPERATIONS AND SEASONALITY

  The following table presents certain unaudited quarterly data from the Company's consolidated statements of income for each of the last eight fiscal quarters. In the opinion of the Company's management, this quarterly information has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this Prospectus and includes all adjustments (consisting only of normal recurring adjustments) necessary to fairly present the unaudited quarterly results set forth herein. The Company's quarterly results may be subject to fluctuation; thus, the operating results for any quarter are not necessarily indicative of results for any future period.

                                                    THREE MONTHS ENDED
                         ------------------------------------------------------------------------------
                         MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,
                           1996      1996      1996      1996      1997      1997      1997      1997
                         --------  --------  --------- --------  --------  --------  --------- --------
                                                      (IN THOUSANDS)
Net sales............... $32,553   $35,187    $37,689  $36,371   $36,280   $37,553    $41,548  $43,129
Cost of net sales.......  25,494    27,570     29,659   27,967    28,555    29,376     32,450   33,877
                         -------   -------    -------  -------   -------   -------    -------  -------
Gross profit............   7,059     7,617      8,030    8,404     7,725     8,177      9,098    9,252
Selling, general and
 administrative
 expenses...............   5,825     6,087      6,067    6,783     6,588     6,585      6,822    7,234
                         -------   -------    -------  -------   -------   -------    -------  -------
Operating income........ $ 1,234   $ 1,530    $ 1,963  $ 1,621   $ 1,137   $ 1,592    $ 2,276  $ 2,018
                         =======   =======    =======  =======   =======   =======    =======  =======
                                              (AS A PERCENTAGE OF NET SALES)
                         ------------------------------------------------------------------------------
                         MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,
                           1996      1996      1996      1996      1997      1997      1997      1997
                         --------  --------  --------- --------  --------  --------  --------- --------
Net sales...............   100.0%    100.0%     100.0%   100.0%    100.0%    100.0%     100.0%   100.0%
Cost of net sales.......    78.3      78.4       78.7     76.9      78.7      78.2       78.1     78.5
                         -------   -------    -------  -------   -------   -------    -------  -------
Gross profit............    21.7      21.6       21.3     23.1      21.3      21.8       21.9     21.5
Selling, general and
 administrative
 expenses...............    17.9      17.3       16.1     18.6      18.2      17.5       16.4     16.8
                         -------   -------    -------  -------   -------   -------    -------  -------
Operating income........     3.8%      4.3%       5.2%     4.5%      3.1%      4.3%       5.5%     4.7%
                         =======   =======    =======  =======   =======   =======    =======  =======

  The Company expects to experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside the Company's control. The primary factor that may affect the Company's quarterly operating results is lower sales volumes in the first quarter due to winter weather conditions in certain regions of the country, which reduces the number of new construction, renovation and maintenance projects and consequently decreases demand for the Company's products and services.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has primarily relied on cash flow from operations and borrowings from the Company's affiliates prior to the Separation to finance its operations. Net cash provided by operating activities totaled $1.2 million during 1997 compared to $1.9 million during 1996. The decrease was primarily attributable to an increase in accounts receivable, partially offset by an increase in accounts payable, each of which resulted from the Company's higher sales volume. While the balance for receivables and inventories has increased as a result of the growth in sales and the number of distribution centers, the Company's focus on effective asset management has led to an improvement in both accounts receivable turnover and inventory turnover. Receivables turnover, calculated using 12-month average balance for accounts receivable, improved to 5.7x in 1997 from 5.2x in 1995. Inventory turnover, exclusive of sales shipped directly from manufacturers to customers, increased to 7.2x in 1997 from 6.7x in 1995.

  Net cash used for investing activities totaled $4.0 million in 1997 and $0.8 million in 1996. The Company completed three acquisitions in the fourth quarter of 1997 for aggregate cash consideration of $3.5 million, which collectively resulted in goodwill of approximately $0.9 million that is being amortized principally on a straight-line basis over 15 years. Capital expenditures totaled $0.6 million in each of 1997 and 1996.

  Net cash provided by financing activities totaled $3.2 million in 1997 compared to net cash used of $1.1 million in 1996. The $4.3 million change was attributable to an increase in the Company's payable to affiliates account. During 1997 and 1996, the Company made debt repayments of $1.2 million to an affiliate of the Company.

  The Company expects to enter into a committed credit facility agreement in connection with and prior to consummation of the Offering. The credit facility is expected to provide an aggregate of $30 million in senior unsecured debt at an interest rate subject to quarterly adjustment to reflect the Company's debt level as a function of its operating results. The Company expects that funds from operations and availability under the credit facility will be sufficient to meet its working capital and growth strategy requirements for the foreseeable future.

INFLATION

  The Company does not believe that inflation has had a material effect on its results of operations in recent years. There can be no assurance, however, that the Company's business will not be affected by inflation in the future.

YEAR 2000 ISSUE

  The Company utilizes information systems owned and maintained by Irex. The Company's ability to conduct its day-to-day operations is dependent in part on an integrated software program and data-based system, which serves as a critical tool in carrying out functions in several key areas of the business, including inventory management, pricing, sales, financial reporting and personnel administration.

  The Company has entered into an agreement with Irex pursuant to which Irex will continue to provide information services to the Company on a fee for services basis for a three-year period subsequent to the Separation. See "Separation from Irex--Agreements with Irex."

  The Company has reviewed all of its current computer applications with respect to the Year 2000 issue. The Company believes all of its relevant applications will be Year 2000 compliant following the installation of an upgrade to the system software scheduled for October 1998. The Company believes that any additional costs with respect to Year 2000 compliance will not be material to the Company. The Company is unable to determine the effects of Year 2000 compliance by its suppliers and customers.

                     ACQUISITION AND EXPANSION BACKGROUND

  Two key components of the Company's growth strategy have been acquisitions and the opening of distribution centers. Historically, the Company grew as it solidified its presence in regional markets by opening new distribution centers or acquiring business operations with well-developed market positions. More recently, the Company has begun to implement a growth strategy executed on a national scale. Through targeted acquisitions and distribution center openings, the Company pursues opportunities to expand its presence in new geographic areas with strong growth characteristics. The Company believes that being a broadly based national distributor provides it with a competitive advantage over regional and local competitors, especially in servicing customers with multiple locations that desire a single-supplier relationship. This strategy has enabled the Company to further penetrate existing markets, broaden its product and service capabilities and take advantage of current industry dynamics. The Company believes that these components of its growth strategy have been significant factors in producing compound annual growth rates in net sales and operating income of 14.6% and 57.7%, respectively, for the five-year period ended December 31, 1997.

  For the five-year period ended December 31, 1997, the Company acquired 11 distribution operations (including three from affiliates), which together contributed approximately $13.2 million, or 8.3%, to the Company's 1997 net sales. During the same period, the Company opened 10 distribution centers, which together contributed approximately $12.3 million, or 7.8%, to the Company's 1997 net sales. Since January 1, 1998, the Company has completed one acquisition and opened two distribution centers.

  The Company pursues acquisitions and opens distribution centers as the result of strategic opportunities. In addition, the Company's approach to acquisitions and distribution center openings is influenced by the following factors:

    Expand Product Lines and Broaden Technical Expertise. The Company is able to expand its product lines and broaden its technical expertise through acquisitions. The Company believes that its national infrastructure allows it to add new product lines and capabilities for existing customers without incurring significant additional cost.

    Service Customer Requirements. The Company opens distribution centers and pursues acquisitions in regions where it can better serve its existing customers' product requirements. Once operational, the Company seeks to drive incremental volume through these locations.

    Pursue Market Opportunities. The Company opens distribution centers in locations where it believes volume levels can support stand-alone operations. Such opportunities may result from general economic growth in particular regions or product lines, inadequate servicing of markets by competitors and other factors identified in the Company's experience.

    Respond to Supplier Initiatives. Acquisitions and distribution center openings also result from the Company's strong relationships with its suppliers. Through these relationships the Company becomes an integral part of suppliers' expansion strategies. The Company works together with its suppliers to serve their common growth strategies and increase its market share.

  The Company's management has significant experience integrating acquired and newly opened operations into its nationwide business. Following acquisitions, the Company attempts to eliminate redundancies, conform inventory and administrative practices, streamline administrative functions and systems, leverage purchasing power and improve asset management. Similarly, new distribution centers are opened with the goal of increasing operating efficiencies. Once a site and operating management have been identified for a new location, the Company expects new distribution centers can be operational within 30 days after investments of approximately $25,000 in start-up costs and approximately $50,000 in initial inventory. Historically, the Company has found that successful new distribution center operations, on average, break even during the second year and become profitable during the third year after start-up.

  The following table sets forth the number of distribution centers opened and the number of acquisitions completed, as well as associated net sales for the five-year period ended December 31, 1997.

                                                 YEAR OF OPERATION
                                    -------------------------------------------
                                     1993     1994     1995     1996     1997
                                    ------- -------- -------- -------- --------
                                              (DOLLARS IN THOUSANDS)
New centers opened.................       4        0        0        3        3
 Cumulative total since January 1,
  1993.............................       4        4        4        7       10
Acquisitions completed (1).........       1        3        1        3        3
 Cumulative total since January 1,
  1993.............................       1        4        5        8       11
REVENUE SOURCES:
 Start-ups since 1993.............. $ 2,475 $  4,775 $  4,399 $  7,074 $ 12,346
 Acquisitions since 1993...........     508    1,300    5,125    7,802   13,173
 Operations existing prior to
  1993.............................  86,413   95,820  108,871  126,924  132,991
                                    ------- -------- -------- -------- --------
  TOTAL REVENUE.................... $89,396 $101,895 $118,395 $141,800 $158,510
                                    ======= ======== ======== ======== ========

--------
(1) Includes two acquisitions in 1996 and one acquisition in 1993 from affiliates.

  The following table sets forth brief summaries of acquisitions completed by the Company since January 1, 1997:

                                              NET SALES IN LAST
                                              FULL FISCAL YEAR
                                                  PRIOR TO
    DATE                ACQUISITION              ACQUISITION          PRINCIPAL BUSINESSES
-------------  ------------------------------ ----------------- --------------------------------
                                               (IN THOUSANDS)
October 1997   Common Stock of Richlar            $  2,602      Precision die cutting,
               Industries, Inc.,                                lamination and specialty
               East Syracuse, New York                          fabrication
December 1997  Certain Assets of Construction     $  9,305      Distribution of architectural/
               Systems, Inc., Houston, Texas                    acoustical (including specialty
                                                                drywall and metal studs) and
                                                                specialty products from two
                                                                strategic service centers
December 1997  Certain Assets of R.E. Kramig,     $    500 (1)  Distribution of mechanical
               Louisville, Kentucky                             insulation products primarily to
                                                                the industrial market
March 1998     Certain Assets of                  $ 13,196      Mechanical insulation
               Extol of Texas, Inc., Houston                    fabrication and distribution to
               and Corpus Christi, Texas                        the industrial market

--------
(1) Estimated by management of the Company.

  The following table sets forth the distribution centers that have been opened since 1993 as well as 1997 net sales of each.

   YEAR OPENED      DISTRIBUTION CENTER     1997 NET SALES (1)
   -----------   -------------------------- ------------------
                                              (IN THOUSANDS)
      1993       Ft. Worth, Texas                   $1,624
                 Ft. Myers, Florida (2)                266
                 Ft. Lauderdale, Florida             2,178
      1996       Oklahoma City, Oklahoma               947
                 Austin, Texas                       2,159
                 Charleston, West Virginia           2,529
      1997       Bridgeport, Connecticut               362
                 Newark, Delaware (2)                  135
                 Charleston, South Carolina          1,321
      1998       Augusta, Georgia             Not applicable
                 Pittsburgh, Pennsylvania     Not applicable

--------
(1) Figures reflect sales for all operations, including operations added as a result of expansion since the opening date.
(2) Satellite operation of nearby primary facility.

                                   BUSINESS

INTRODUCTION

  Specialty Products & Insulation Co. is a leading national distributor and fabricator of mechanical insulation, architectural/acoustical products and specialty products to commercial and industrial markets. The Company also offers customized fabrication, export and other value-added services related to its core product lines. The Company operates through a national network of 51 distribution centers, including seven fabrication facilities, at strategically chosen locations in 21 states. Through this network, the Company offers approximately 25,000 stock keeping units to more than 9,000 customers, including specialty contractors, facility owners, general contractors, original equipment manufacturers ("OEMs"), exporters and supply houses. The Company's principal product categories include piping and equipment insulation as well as acoustical ceilings and specialty wall panels, and include the products of more than 150 manufacturers including Armstrong World Industries, Owens Corning, Johns Manville, Dow Chemical and Pittsburgh Corning. Since commencing operations in the early 1980s, the Company has experienced significant growth as a result of its ability to capitalize on industry changes including, principally, the increased reliance on distributors by manufacturers and customers. Net sales of the Company increased from $118.4 million in 1995 to $158.5 million in 1997, and operating income grew from $4.1 million in 1995 to $7.0 million in 1997.

INDUSTRY OVERVIEW

  The Company competes in the highly fragmented and consolidating commercial and industrial segment of the building products industry. The Company broadly defines its two core markets as mechanical insulation, consisting primarily of pipe, duct and equipment insulation and architectural/acoustical products, consisting primarily of acoustical ceiling systems, fiberglass-reinforced panels and other wall and ceiling products. The Company participates in the commercial and industrial markets by supplying products for use in (i) new construction, (ii) renovation of existing facilities, (iii) ongoing maintenance and (iv) OEM applications.

  The channels of supply in the Company's markets have experienced significant change. In the early 1980s, product sales in the Company's markets were characterized by direct sales from manufacturers to contractors who in turn sold the products to other contractors and end-users. An expanding and increasingly diverse customer base made it difficult for the typical manufacturer to directly serve its entire potential customer universe. Also, as manufacturers realized opportunities to enhance profitability and improve returns on capital, the need for independent distributors evolved. Through this evolution, independent distributors have enabled manufacturers to reduce logistical expenses, lower marketing expenses and better manage inventories. In addition, customers began to utilize independent distribution sources in order to lower costs, reduce supply sources and gain high-quality, value-added services. Customers are increasingly outsourcing non-core business functions to distributors able to provide value-added services such as procurement, delivery and inventory management. The emergence of the distribution channel has reduced duplicate functions performed by both manufacturers and customers, thereby affording them more resources for their core competencies.

  The evolution toward independent distribution has produced an industry populated by many smaller local and regional distributors. The Company believes the industry is now starting to undergo a significant trend toward consolidation of these smaller distributors as both suppliers and customers seek to enhance efficiencies, focus on their core competencies and reduce costs while maintaining high levels of product and service quality. The Company believes that those distributors that develop the capabilities and strengths to satisfy these demands will be well positioned to exceed market growth rates in this industry. Specifically, the Company believes that large, national distributors with significant volumes, sophisticated information systems and relatively low infrastructure costs can offer more value to customers and therefore gain higher market share.

  Key customer categories in the markets served by the Company include the following:

    Specialty Contractors, such as insulation and acoustical contractors, constitute the primary customer segment for the installation and maintenance of mechanical insulation and architectural/acoustical systems.

  The Company believes specialty contractors are increasingly developing long-term relationships with distributors in order to improve labor productivity, eliminate inventories and reduce material handling costs.

    Facility Owners, such as manufacturing and process plants, large retailers, universities and other institutions, represent a growing source of business for distributors as these customers increasingly separate material and labor purchases and perform their own maintenance and new construction. The Company believes that facility owners with locations nationwide value distributors that can provide products and services to multiple locations.

    General Contractors, such as mechanical contractors and engineering firms, are increasingly purchasing materials for their projects and performing their own insulation work. The Company believes these customers seek distributors with strong sourcing capabilities, processes and information systems.

    Original Equipment Manufacturers, such as manufacturers of appliances, modular office equipment and air conditioning systems, benefit from the purchasing, fabrication, material handling, inventory management, procurement and delivery capabilities of larger distributors.

    Exporters, representing purchasers of materials required for projects overseas, benefit from the product knowledge, purchasing power, consolidation capabilities and delivery flexibility of large distributors.

    Supply Houses, such as plumbing wholesalers, are generally distributors in specialized fields that re-sell products to other customer groups. These customers include specialty and integrated suppliers that may benefit from the purchasing, warehousing and service capabilities of larger, more sophisticated distributors.

  Mechanical Insulation Products. The mechanical insulation product market includes thermal insulation materials and systems for use in the commercial and industrial sectors of the construction industry as well as OEM applications. Mechanical insulation is used in new construction, maintenance, renovation and upgrades of manufacturing facilities, process plants, commercial buildings and mechanical equipment. These products enable customers to improve the performance of their mechanical systems and products, reduce energy costs, decrease emissions, such as carbon dioxide and sulfur dioxide, and improve the comfort and safety of the work environment. According to the American Society of Heating, Refrigerating and Air Conditioning Engineers ("ASHRAE"), current insulation practices in the United States often result in the under-insulation of equipment, commercial buildings and industrial facilities. If such equipment, buildings and facilities were insulated at the ASHRAE standard, the Company believes that significant reductions in energy consumption, utility costs and carbon dioxide emissions could be achieved.

  Architectural/Acoustical Products. The architectural/acoustical product market includes ceiling panels and grid systems and specialty wall panels for the new construction, renovation and retail market segments. These products are used in commercial office buildings, education facilities, health care institutions, entertainment complexes and correctional facilities. Independent estimates forecast that the strongest areas of future growth in the nonresidential construction market include hotels, educational and public administration facilities. The ceiling systems segment includes acoustical and decorative ceilings and suspension systems. Ceiling systems provide an array of design option benefits to the customer such as acoustic performance, fire resistance, humidity resistance, light reflectance and durability or ease of maintenance. The specialty wall segment includes decorative, acoustical and specialized panels designed for specific uses such as trade show dividers, modular office systems and kitchen, bath and clean room environments. Many specialty products are included within this market, the largest component being passive firestop and fire protection products which are used in new construction and renovation projects for occupancy safety and property protection.

OPERATING STRATEGY

  The Company is focused on its traditional strengths as a broadly based national distributor and fabricator of mechanical insulation, architectural/acoustical products, specialty products and value-added services. The Company is committed to capitalizing on the expertise, knowledge and experience its has developed in these core markets to increase market share and profitability. In addition, the Company's operating strategy includes the following key elements:

  Superior Customer Service. Customers choose suppliers based, in significant part, on the quality of the service provided. With distribution and sales forces in each area that it serves, the Company provides its customers with rapid delivery and localized service. The Company believes its well-trained, technically competent workforce provides a level of customer service that leads to long-term relationships with its customers. The Company also believes that the ongoing assessment of customer satisfaction is critical in the distribution industry. The Company has implemented a customer satisfaction survey program and is committed to the ongoing measurement of customer satisfaction.

  National Network of Distribution Centers. Management believes the Company's national distribution network provides a platform for growth and profitability. The Company's 51 distribution centers combine warehouse and office facilities at strategically chosen locations in 21 states. This national network enables the Company to (i) attract customers that have multiple locations and provide them with services from multiple distribution centers within a single service agreement; (ii) participate with key vendors in the development of national marketing and sales strategies; (iii) achieve geographic diversification to lessen the impact of reduced demand in any given region; and (iv) facilitate best-practice benchmarking as well as innovation and knowledge-sharing within the Company. Management believes the Company's national network provides it with a unique competitive advantage.

  Strong Supplier Relationships. The Company believes that it has excellent and long-term relationships with its major suppliers. The Company believes its national presence, financial strength and partnering philosophy have enabled the Company to become the preferred distributor for many of its suppliers. The Company works with its suppliers to develop common expansion programs as well as customer-oriented product solutions.

  Low-Cost Provider. The Company believes that its volume of purchases and desirability as a vendor enable it to obtain purchase terms that are as favorable as those available to other large competitors. The Company is also able to realize advantages from the economies of large-scale operation in the areas of administrative processing, information systems, financing terms, technical expertise, inventory and working capital management.

  Innovative and Committed Employees. Management believes the Company's corporate culture and values provide it with a competitive advantage. The Company is focused on recruiting, developing and retaining highly innovative and committed employees. The Company's senior management has an average of approximately 10 years' experience with the Company, and many of its sales and service staff have been working in the same markets for 10 years or more.

GROWTH STRATEGY

  The Company believes that its operating strategy provides a foundation for growth in each of the markets in which it participates. The Company's growth strategy includes the following key elements:

  Increase Sales of Existing and Accessory Products. Management believes the Company's strengths and operating strategies will lead to increased sales of existing products to its existing customer base. In addition, the Company believes that expansion through acquisitions, new distribution center openings and other strategic initiatives will generate additional sales of existing products to new customers. Through improved sales efforts, the Company is also focused on increasing sales of accessory products, such as adhesives and tools, which are related to its core product lines and customer requirements.

  Open New Distribution Centers. The Company expects to continue to open new distribution centers as a result of new market opportunities, customer service requirements, supplier initiatives and strategic opportunities.

As the Company continues to broaden its national distribution network through additional openings, the Company believes it will be able to capitalize on operating efficiencies and the benefits of a large-scale operation.

  Continue Acquisitions. The Company is committed to continuing its acquisition program to acquire distribution businesses with strong market positions, supplier support or attractive customer bases. Acquisitions allow the Company to accelerate revenue growth, expand its geographical presence and add product lines and technical expertise. The distribution industry continues to consolidate, and management believes the Company will be able to capitalize on significant growth opportunities through acquisitions of smaller regional and local distribution operations.

  Emphasize National Accounts. The Company has implemented a national accounts marketing program directed at facility owners and general contractors. Management believes that the Company's national distribution network gives the Company a competitive advantage in securing national and multi-regional customers seeking to reduce vendors, outsource non-core operations, integrate supply and gain value-added services such as procurement and material management.

  Add Product Lines. The Company intends to leverage its core product and technical expertise to add product lines which are complementary to those currently offered. The Company believes that its existing national distribution infrastructure enables it to add new product lines without incurring significant additional cost. For example, the Company utilized its expertise in both of its core product lines to enter the passive fire protection market.

PRODUCTS AND SERVICES

  The Company offers complete lines of mechanical insulation, architectural/acoustical products and specialty products as well as customized fabrication solutions and other value-added services, enabling it to satisfy a broad range of customer requirements. In all, the Company offers approximately 25,000 stock keeping units from more than 70 product lines, including those of the leading manufacturers in the industries it serves. The Company believes it offers significant depth and breadth in its core product lines throughout its nationwide operations, enabling customers to satisfy most, if not all, of their product needs through a single source.

  In addition, as the distribution industry continues to evolve and consolidate, customers are increasingly relying on the Company to perform various value-added services in connection with product distribution. The Company's fabrication business represents its most significant value-added service to customers. Its fabrication capabilities extend across all major product lines and include custom-fitted pipe covering, decorative wall panels and precision die-cutting. The Company also offers a range of other value-added services, including energy audits, technical advice, materials handling and electronic order processing.

  The following table sets forth representative samples of the products and services offered by the Company in its four principal product and service categories as a percentage of the Company's 1997 net sales from each category:

  PRODUCT/SERVICE                                                           % OF AGGREGATE 1997
     CATEGORY             REPRESENTATIVE PRODUCTS  REPRESENTATIVE SERVICES       NET SALES
------------------------  ------------------------ ------------------------ -------------------
Mechanical Insulation     Calcium Silicate,        Delivery, Electronic            46.7%
 Products                 Cellular Glass,          Processing, Energy
                          Fiberglass, Jacketing,   Audits, Fabrication,
                          Mineral Fiber, Rigid     Innovative Supply
                          Polyurethane Foam,       Agreements, Quantity
                          Polystyrene Rubber       Definition, Product
                                                   Shipment Consolidation,
                                                   Technical Advice
Architectural/Acoustical  Acoustical and           Delivery, Electronic            38.3%
 Products                 Decorative Ceiling       Processing, Fabrication,
                          Systems, Acoustical and  Quantity Definition,
                          Decorative Wall Panels,  Material Management,
                          Building Insulation,     Product Shipment
                          Drywall, Fiberglass      Consolidation, Technical
                          Reinforced Panels,       Advice
                          Interior Doors, Metal
                          Studs
Fabrication Services      Acoustical Decorative    Customized Fabrication          11.0%
                          and Display Panels,      Solutions, Delivery,
                          Lamination, OEM          Electronic Processing,
                          Products, Insulation     Material Management,
                          Pipe Covering, Equipment Private Label
                          Segments and Fittings,   Fabrication, Product
                          Pipe and Tank Wrap,      Shipment Consolidation
                          Precision Die Cutting,
                          Pre-Cut Insulation
                          Jacketing
Specialty Products        Passive Firestop/Fire    Delivery, Quantity               4.0%
                          Proofing Systems, Floor  Definition, Electronic
                          Covering, Exterior       Processing, Material
                          Insulation Finish        Management, Product
                          Systems                  Training, Product
                                                   Shipment Consolidation,
                                                   Technical Advice

CUSTOMERS

  The Company currently serves more than 9,000 customers, including specialty contractors, facility owners, general contractors, OEMs, exporters and supply houses. The Company's top 10 customers in terms of net sales accounted for approximately 20% of net sales in 1997, and no single customer accounted for more than 5% of net sales in 1997.

DISTRIBUTION NETWORK

  The Company's distribution network is organized into seven regional territories encompassing 51 distribution centers in 21 states. Regional managers are members of the Company's senior management team and have responsibility for overall operations within each region. Each individual service center has its own customer-focused team that typically consists of a branch manager, outside and inside sales representatives and customer service representatives who include distribution center driver teams and support staff. The Company's branches are organized as autonomous, decentralized units and are capable of meeting local market needs as well as offering competitive prices within the Company's overall policies. Each branch handles one or more of the Company's product groups and operates as a separate profit center. Branch managers have the authority and responsibility, within Company guidelines, to set pricing and tailor the facility's product offering and mix, as well as the nature of services offered to meet the local market environment. In addition, each branch manager is responsible for purchasing, maintenance of adequate inventory levels, cost controls and customer relations. Common accounting, information systems, insurance, tax and other administrative functions are provided at the corporate level to eliminate duplicate administrative expenses.

SALES AND MARKETING

  The Company has approximately 88 outside sales representatives, including branch managers, and 87 inside sales/customer service representatives. Generally, the inside sales/customer service representatives support the outside sales representatives and have independent sales responsibility, including specific customer service and order entry duties. Each outside sales representative works in an assigned sales territory associated with one of the Company's 51 distribution facilities and is actively supported by the branch and regional teams. National accounts are supported by two specialists and the Company's senior management in conjunction with the total distribution network. All sales representatives are employees of the Company and are generally compensated on a salary and incentive-based compensation arrangement. The incentive portion of the salesperson's compensation is based on a return-on-assets model and averages above 20% of base compensation.

  The Company also markets its products through sales brochures, customer events, occasional sales promotions, and its Internet web site at http://www.spi-co.com.

SUPPLIERS

  The Company has a broad base of approximately 150 suppliers that includes all major manufacturers in the industries the Company serves. The Company's leading suppliers of mechanical insulation include Owens-Corning Fiberglas, Johns Manville, Armstrong World Industries, Dow Chemical, CertainTeed, H.B. Fuller, Pittsburgh Corning, Thermal Ceramics, Calsilite Group, Childers Products, RPR Industries and RBX Corporation, among others. The Company's leading suppliers of architectural/acoustical products include Armstrong World Industries, STO, National Gypsum, Kemlite, Lasco and Sequentia, among others.

INFORMATION SYSTEMS

  The Company utilizes information systems owned and maintained by Irex. The systems use software that unites the Company's distribution centers and integrates product tracking, pricing and availability; order processing and shipping; distribution center operations; purchasing; inventory management; receivables management; financial reporting; and other financial and operational functions. A new release of the system software has been fully tested by other customers of the system vendor and is scheduled to be installed in 1998 to address Year 2000 compliance issues and provide other function upgrades. See "Risk Factors--Dependence On Information Systems; Systems Conversion; Year 2000 Issue."

  The Company has entered into an agreement with Irex pursuant to which Irex will continue to provide information system services to the Company on a fee-for-services basis for a three-year period following consummation of the Offering and Separation. During such period the Company intends to evaluate its existing and future information system requirements and examine its options for obtaining such services. These options include, among others, continuing the existing relationship with Irex or replacing the Company's current systems. See "Separation from Irex--Agreements with Irex--Corporate Separation Agreement."

COMPETITION

  The Company's markets are highly competitive. Historically, the markets in which the Company participates have been highly fragmented and populated by a large number of smaller, local and regional distributors operating in single geographic areas. These smaller, often owner-operated, distributors have constituted the principal competition to the Company, but other significant competitors include regional distributors as well as manufacturers selling directly to end-users. Certain of the Company's competitors sell identical or equivalent products at competitive prices, and the Company also competes on the basis of responsiveness to the needs of customers for product quality, service, product diversity, and availability.

SEASONALITY AND CYCLICALITY

  The Company's business is seasonal and in the past has experienced seasonal fluctuations in sales and operating results from quarter to quarter. Operating results are weakest in the first calendar quarter because of the effects of winter weather on commercial and industrial construction and the consequent reduction in sales of mechanical insulation and architectural/acoustical products. Fluctuations in the Company's quarterly sales and operating results could result in significant volatility in, and otherwise adversely affect, the market price of the Common Stock. See "Management's Discussion of Financial Condition and Results of Operations--Seasonality and Quarterly Results of Operations."

  Some of the principal markets for the products and services offered by the Company are subject to cyclical economic fluctuations that generally affect pricing, availability and demand for mechanical insulation and architectural/acoustical products. Cyclical fluctuations can also affect growth rates in the markets served by the Company's customers, the availability of products from vendors and the availability of suitable acquisition candidates. As a result, changes in general economic conditions could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Seasonality; Industry and Economic Cycles."

EMPLOYEES

  On March 12, 1998, the Company had 523 employees, including 131 sales representatives, 228 distribution center, delivery, clerical and support personnel, 113 fabrication personnel and 51 supervisors and managers, including the Company's executive officers. None of the Company's employees is covered by a collective bargaining agreement. Management considers the Company's relations with its employees to be good.

PROPERTIES

  The Company leases* all of its office and distribution center space. The typical distribution center lease is for a three- to five-year term and requires the Company to pay all ongoing expenses such as taxes, utilities, insurance and maintenance expenses. The following table sets forth certain information with respect to the Company's significant distribution and fabrication facilities:

       LOCATION                                                  SQUARE FOOTAGE
       --------                                                  --------------
       Atlanta, Georgia.........................................     24,600
       Benicia, California......................................     26,417
       Camden, New Jersey.......................................     30,000
       Charleston, South Carolina...............................     20,000
       Chicago, Illinois........................................     32,093
       Dallas, Texas............................................     19,840
       Indianapolis, Indiana....................................     21,000
       Philadelphia, Pennsylvania...............................     20,000
       Syracuse, New York.......................................     22,000
       Tampa, Florida...........................................     22,338

--------
  [* The Company's corporate headquarters are currently located in owned facilities in Lancaster, Pennsylvania. The Company expects to sell these facilities prior to consummation of the Offering and thereafter the Company's corporate headquarters will be located in approximately 8,900 square feet of leased office space in East Petersburg, Pennsylvania.]

LEGAL PROCEEDINGS

  The Company is not currently a party to any material litigation. In the ordinary course of its business, the Company is from time to time involved in various contractual, warranty, product liability and other cases and claims. None of the cases currently pending are expected, individually or in the aggregate, to have a material adverse effect on the Company's business, operating results or financial condition.

REGULATORY MATTERS

  The Company's operations and properties are subject to federal, state, local and foreign laws, regulations and ordinances relating to the use, storage, handling, generation, transportation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes, including laws pertaining to employee health and safety in connection with the foregoing.

  Based upon the Company's experience to date, the Company believes that the future cost of compliance with existing environmental and employee health and safety laws, regulations and ordinances will not have a material adverse effect on the Company's business, operating results or financial condition. However, future events, such as changes in existing laws and regulations or their interpretation, may give rise to additional compliance costs or liabilities that could have a material adverse effect on the Company's business, operating results and financial condition. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws, may require additional expenditures by the Company that may be material.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth the name, age and position of each of the directors and executive officers of the Company.

NAME                     AGE                            POSITIONS
----                     ---                            ---------
Ronald L. King..........  53 President, Chief Executive Officer and Director
Michael J. Hughes**.....  41 Vice President, Chief Financial Officer, Secretary and Treasurer
Daniel D. Bofinger......  40 Vice President and Regional Manager
Michael T. Conner.......  45 Vice President and Regional Manager
Michael C. Feehery......  40 Vice President and Regional Manager
Gregory S. Ganster......  32 Vice President and Regional Manager
Raymond J. Horan........  47 Vice President and Regional Manager
Charles F. Schattgen....  46 Vice President and Regional Manager
W. Kirk Liddell*........  48 Chairman of the Board of Directors
William W. Adams*(1)....  63 Director
David C. Kleinman*(1)...  62 Director
Wilson D.                 68 Director
 McElhinny*(2)..........
G. Clay von               56 Director
 Seldeneck*(1)..........
John O. Shirk*(2).......  54 Director

--------
 * Has agreed to become a member of the Board of Directors and the indicated committee prior to consummation of the Offering.
 ** Has agreed to join the Company as Vice President, Chief Financial Officer,
    Secretary and Treasurer.
(1) Member of the Audit and Finance Committee.
(2) Member of the Compensation and Benefits Committee.

  Ronald L. King has been President and Chief Executive Officer of the Company since June 1997. He previously served as Executive Vice President of the Company since 1993. Prior to joining the Company, Mr. King was President of Distribution International and held senior management positions with the Anco Industries group of companies. He is a past president of the National Insulation Association.

  Michael J. Hughes will become Vice President, Chief Financial Officer, Secretary and Treasurer of the Company in April 1998. Since 1996 he has been Senior Vice President, Investment Banking, of Berwind Financial, L.P., a regional investment banking firm based in Philadelphia, Pennsylvania. From 1990 to 1996, Mr. Hughes was Senior Vice President-External Finance for Meridian Bancorp, Inc.

  Daniel D. Bofinger has been Regional Manager, with responsibility for central Pennsylvania and New England, since 1992 and has been a Vice President of the Company since 1996. Mr. Bofinger joined the Company in 1982 as a production superintendent, and became manager of the Lancaster Fabrication Division in 1986.

  Michael T. Conner has been Vice President and Regional Manager of the Company, with responsibility for the Midwest, since 1996. He joined the Company in 1986 as a sales representative and served as branch manager of the Company's Indianapolis operations until his promotion to his current position.

  Michael C. Feehery has been Vice President and Regional Manager of the Company, with responsibility for the Southwest, since 1996. He joined the Company in 1989 and was branch manager from 1990 until his promotion to his current position.

  Gregory S. Ganster has been Vice President of the Company since 1998 and Regional Manager of the Company, with responsibility for the Chicago region, since 1996. He joined the Company in 1992 and was branch manager of the Company's Elk Grove, Illinois facility from 1995 until his promotion to his current position. He was previously employed by Armstrong World Industries.

  Raymond J. Horan has been Vice President and Regional Manager of the Company, with responsibility for the mid-Atlantic region, since 1996. He joined the Company in 1987 as branch manager for the Company's Chicago operations. Mr. Horan previously held various sales position with the ceilings division of Armstrong World Industries.

  Charles F. Schattgen has been Vice President and Regional Manager of the Company, with responsibility for the Southeast, since 1991. He joined the Company in 1985 as branch manager and became area manager in 1987. Before joining the Company, Mr. Schattgen was employed by Owens Corning Fiberglas.

  W. Kirk Liddell will become Chairman of the Board of Directors of the Company prior to consummation of the Offering. Since 1984 he has been President, Chief Executive Officer and a director of Irex Corporation, the parent of the Company prior to the Offering and Separation. Mr. Liddell also serves on the boards of directors of High Industries, Inc., Penn Fuel Gas, Inc., the Pennsylvania Chamber of Business and Industry and the Lancaster Alliance and is President of the Economic Development Company of Lancaster County.

  G. Clay von Seldeneck will become a director of the Company prior to consummation of the Offering. Mr. von Seldeneck is Managing Director of Snyder & Company, a private investment banking firm based in Philadelphia, Pennsylvania. Snyder & Company has performed services for Irex and the Company in connection with the Offering and the Separation. Prior to joining Snyder & Company in 1987 he was Senior Vice President and Chief Financial Officer for Fidelity Mutual Life Group.

  William W. Adams will become a director of the Company prior to consummation of the Offering. Mr. Adams is former Chairman and President of Armstrong World Industries, Inc. Mr. Adams joined Armstrong in 1956 and was elected an Executive Vice President and member of the Armstrong Board of Directors in 1982. He was named Chairman and President in 1988 and retired on January 1, 1995. Mr. Adams is a Director Emeritus of Bell Atlantic Corporation and a director of High Industries, Inc., Irex Corporation, the National Association of Corporate Directors and the Lancaster Alliance. He also serves on the Senior Executive Committee of SCP Private Equity Partners, and is a member of the Advisory Board of Boardroom Consultants.

  David C. Kleinman will become a director of the Company prior to consummation of the Offering. Since 1971 Mr. Kleinman has been an Adjunct Professor of Strategic Management at the University of Chicago Graduate School of Business. Mr. Kleinman is a director of The Acorn Funds, Plymouth Tube Company, Wisconsin Paper and Products Company, InterAmericas Communications Corporation, Organics Management Company, Sonic Foundry, Inc. and Irex Corporation.

  Wilson D. McElhinny will become a director of the Company prior to consummation of the Offering. Before retiring in 1990, Mr. McElhinny was Chairman, President and Chief Executive Office of Hamilton Bank, and a member of the Management Committee of Hamilton's parent company, CoreStates Financial Corporation. He previously served as President and Vice Chairman of CoreStates Bank, and remains a member of CoreStates Bank's Advisory Board. Mr. McElhinny is the Chairman of Irex Corporation and a director of The Hunt Corporation, Reading Eagle Company, Educators Mutual Life Insurance Company, Wohlsen Construction Company and Production Finance, Inc.

  John O. Shirk will become a director of the Company prior to consummation of the Offering. He has been a partner in the law firm of Barley, Snyder, Senft & Cohen, LLP since 1973 and was managing partner from 1983 to 1994. The Company intends to retain Barley, Snyder, Senft & Cohen, LLP following the Separation and the Offering. Mr. Shirk is a director of the Economic Development Company of Lancaster County, EDC Finance Corporation, Harrisburg Area Community College Foundation, Fulton Financial Corporation, The Horst Group, Inc., Educators Mutual Life Insurance Company and Irex Corporation.

DIRECTOR COMPENSATION AND ARRANGEMENTS

  Directors not affiliated with the Company are paid an annual fee of $10,000 for serving on the Board of Directors, a fee of $1,000 for attending each Board of Directors meeting and a fee of $1,000 for attending each meeting of a committee of the Board of Directors not held concurrently with a board meeting. Committee chairs receive an additional annual fee of $1,000 and the Chairman of the Board of Directors receives an additional annual fee of $15,000. Directors are reimbursed for expenses incurred in connection with meetings of the Board of Directors or committees thereof. All payments of annual fees are made in Common Stock of the Company, payable following the annual shareholders' meeting during the year for which such payment is made. Meeting fees may, at the option of the director, be paid in cash or in Common Stock of the Company. Common Stock for director payments shall be valued based on the average of daily closing prices during the three-month period preceding such valuation. Directors may defer payments of Common Stock pursuant to a deferred payment plan the Company expects to adopt prior to consummation of the Offering.

EXECUTIVE COMPENSATION

  The following table sets forth, for the fiscal year ended December 31, 1997, certain information regarding the cash compensation paid by the Company, as well as certain other compensation paid or accrued for such year, to the executive officers of the Company named below (the "named executive officers"), in all capacities in which they served:

                          SUMMARY COMPENSATION TABLE

                                                     LONG-TERM
                               ANNUAL COMPENSATION  COMPENSATION
                               -------------------- ------------
                                                    STOCK OPTION
                                                     AWARDS (1)     ALL OTHER
 NAME AND PRINCIPAL POSITION     SALARY     BONUS    (# SHARES)  COMPENSATION (2)
 ---------------------------   ---------- --------- ------------ ----------------
 Ronald L. King..............  $  135,000 $  70,101     200           $8,009
  President and Chief
   Executive Officer
 Charles F. Schattgen........  $   84,540 $  31,855     150           $6,094
  Vice President and Regional
   Manager
 Raymond J. Horan............  $   84,000 $  31,651     150           $6,053
  Vice President and Regional
   Manager

--------
(1) All options granted were for Irex common stock pursuant to the Irex Corporation Non-Qualified Stock Option Plan.
(2) Includes matching payments paid by Irex pursuant to Irex's 401(k) plan and Irex's Employee Stock Ownership Plan.

  The following table provides information pertaining to individual grants of options to purchase Irex common stock made by Irex to the named executive officers during 1997:

                             OPTION GRANTS IN 1997

                            STOCK
                           OPTIONS   % OF ALL OPTIONS  EXERCISE              GRANT DATE
                         GRANTED (1)  GRANTED TO ALL     PRICE    EXPIRATION  PRESENT
                         (# SHARES)     EMPLOYEES     (PER SHARE)    DATE    VALUE (2)
                         ----------- ---------------- ----------- ---------- ----------
Ronald L. King..........     200           2.3%         $21.875    12/31/07    $1,040
Charles F. Schattgen....     150           1.7%         $21.875    12/31/07    $  780
Raymond J. Horan........     150           1.7%         $21.875    12/31/07    $  780

--------
(1) All options granted were for Irex common stock pursuant to the Irex Corporation Non-Qualified Stock Option Plan. As of March 24, 1998, there were 405,484 shares of Irex common stock outstanding.
(2) The grant date present value was calculated using the Black-Scholes option pricing model with the following assumptions: (i) expected volatility of 23.0%, (ii) a risk-free interest rate of 6.1%, (iii) expected life of three years and (iv) no dividend yield.

  The following table sets forth certain information with respect to unexercised options to purchase common stock of Irex held by the named executive officers at the end 1997.

                                     NUMBER OF           VALUE OF UNEXERCISED
            NAME              UNEXERCISED OPTIONS(1)   IN-THE-MONEY OPTIONS (1)
            ----             ------------------------- -------------------------
                             EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
                             ----------- ------------- ----------- -------------
Ronald L. King..............    1,000         350        $11,375      $1,931
Charles F. Schattgen........    1,000         300        $ 5,688      $1,650
Raymond J. Horan............      750         300        $ 5,688      $1,650

--------
(1) All options are for Irex common stock pursuant to the Irex Corporation Non-Qualified Stock Option Plan.

STOCK OPTION PLAN

  Prior to consummation of the Offering, the Company intends to adopt the 1998 Specialty Products & Insulation Co. Stock Option Plan (the "Plan"), which provides for the granting of non-qualified stock options ("Options") to certain officers and key employees of the Company. The Plan may also permit the Company to issue qualified stock options or stock appreciation rights. The Plan will be administered by the Compensation and Benefits Committee of the Board of Directors of the Company (the "Compensation and Benefits Committee"). The aggregate maximum number of shares of Common Stock available for awards under the Plan is 491,355 shares (521,355 shares if the Underwriters exercise their over-allotment option in full), subject to adjustment to reflect changes in the Company's capitalization. The Company intends to award approximately 25% of the maximum number of shares available under the Plan during the first year after the Plan is adopted and may award the remaining shares available under the Plan during the following nine years. No awards can be made under the Plan more than 10 years after the date it is adopted.

  The exercise price of the Options will be determined by the Compensation and Benefits Committee in its discretion, provided that the exercise price of any Option cannot be less than the fair market value of a share of Common Stock on the date such Option is granted. Options vest and may be exercised three years after the date of grant. No Option may be exercised more than 10 years after the date of grant. The Options may not be exercised following termination of the grantee's employment with the Company, except that in the event a grantee's employment terminates due to death, disability or retirement, options held by such grantee or his or her estate shall be exercisable, if vested at the time of termination of employment, for a period of three months after termination.

  Upon consummation of the Separation, certain options to purchase common stock of Irex Corporation held by directors and employees of the Company will be canceled and replaced by grants by the Company of Options under the Plan. See "Separation from Irex--Agreements with Irex--Benefits Sharing Agreement." The number of shares underlying these Options and their exercise price will be established so as to preserve, but not increase, the intrinsic value of the canceled Irex options. The Company expects to grant such Options to
employees of the Company to purchase an aggregate of     shares of Common
Stock under the Plan, including grants of options to purchase    shares,
shares and    shares of Common Stock to Messrs. King, Schattgen and Horan,
respectively. The exercise price of those Options is $    . Following
consummation of the Offering, the Compensation and Benefits Committee is expected to approve the grant of additional Options to certain officers and
employees of the Company to purchase an aggregate of     shares of Common
Stock under the Plan, including grants of options to purchase    shares,
shares and    shares of Common Stock to Messrs. King, Schattgen and Horan, respectively.

401(K) PLAN

  Prior to consummation of the Offering the Company expects to adopt the Employees' Savings Incentive Plan (the "401(k) Plan"). The 401(k) Plan is a savings and retirement plan intended to satisfy the tax qualification requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Subject to certain terms and conditions of the 401(k) Plan, substantially all of the Company's employees who are employed on the date of the consummation of the Separation and who are compensated on the basis of a monthly salary will be immediately eligible to participate in the 401(k) Plan. Thereafter, salaried employees will be eligible to participate in the 401(k) Plan on the January 1 or July 1 coincident with or next following the date on which the employee is hired by the Company. Eligible employees may contribute between 2% and 15% of their compensation to the 401(k) Plan on a pre-tax or after-tax basis.

  The Company will make matching contributions to the 401(k) Plan each year equal to 100% of the first 3%, and 50% of the second 3%, of each participant's compensation that is contributed to the 401(k) Plan either on a pre-tax or after-tax basis. In addition, the Company, in it discretion, may make profit-sharing contributions each year in cash or Common Stock of the Company. Any profit-sharing contributions made by the Company will be allocated to each participant's account under the 401(k) Plan in a proportionate amount based on the participant's compensation for the year in relation to all participants' compensation for the year. All Company and employee contributions to the 401(k) Plan are allocated to a participant's individual account.

  All Company and employee contributions to the 401(k) Plan plus the earnings thereon are 100% vested. Employees may direct the investment of their accounts to various investment funds. The 401(k) Plan provides for hardship withdrawals and loans to participants. The trustee of the 401(k) Plan is Vanguard Fiduciary Trust Company.

INSURANCE AND INDEMNIFICATION

  Prior to the Separation, the Company intends to obtain directors' and officers' insurance against certain liabilities such persons may incur on behalf of the Company. For a discussion of the limitations on liability of the Company's directors and the indemnification by the Company of such directors set forth in the Company's bylaws , see "Description of Capital Stock-- Limitation on Liability and Indemnification."

EMPLOYMENT AGREEMENTS

  Prior to consummation of the Offering, the Company expects to enter into employment agreements with Ronald L. King, Michael J. Hughes and each of the executive officers of the Company. The agreement with Mr. King provides that Mr. King will serve as the President and Chief Executive Officer of the Company for a period of three years after the date of the agreement. Under the agreement, the Company or Mr. King may terminate Mr. King's employment with or without cause. If Mr. King's employment is terminated by the Company without cause, the Company must continue to pay Mr. King's salary at the time of termination for the remainder of the term of the agreement. Mr. King is subject to a non-competition covenant during the term of the agreement and for a one-year period following the earlier of his termination of employment or expiration of the agreement. The agreements with the executive officers of the Company are similar to the agreement with Mr. King, except that the term of each such agreement is one year. Mr. Hughes will have an agreement which protects him in the event of a change of control for a two-year period from the beginning of his employment with the Company.

                            PRINCIPAL SHAREHOLDERS

  As of the date of this Prospectus, all of the Company's capital stock is owned by Irex. Immediately following the Separation and the Offering, all of the Company's capital stock will be owned by the shareholders of Irex who receive shares of Common Stock in the Separation and by new shareholders who purchase Common Stock in the Offering. See "Separation from Irex." The following table sets forth certain information known to the Company regarding the beneficial ownership of the Company's Common Stock immediately following consummation of the Separation and the Offering with respect to (i) each person who the Company expects will become the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each director and named executive officer of the Company and (iii) all directors and executive officers of the Company as a group. Unless otherwise specified, each person set forth below has sole voting and investment power with respect to the shares reported.

                                                     PERCENTAGE OF OUTSTANDING
                                 NUMBER OF SHARES    COMMON STOCK BENEFICIALLY
       BENEFICIAL OWNER        BENEFICIALLY OWNED(1)           OWNED
       ----------------        --------------------- -------------------------
James E. Hipolit (2)
 c/o Irex Corporation
 120 North Lime Street
 Lancaster, Pennsylvania
 17608........................        306,254                  6.2%
W. Kirk Liddell (3)
 c/o Irex Corporation
 120 North Lime Street
 Lancaster, Pennsylvania
 17608........................        269,460                  5.5%
Ronald L. King (4)............          3,593                    *
William W. Adams..............         11,554                    *
David C. Kleinman.............          1,437                    *
Wilson D. McElhinny...........          1,675                    *
G. Clay von Seldeneck.........            --                    --
John O. Shirk.................         16,425                    *
Charles F. Schattgen (4)......          2,874                    *
Raymond J. Horan (4)..........            654                    *
All directors and executive
 officers as a group (4)......        613,926                  12.5%

--------
 *Less than 1%.
(1) Based on beneficial ownership of Irex common stock as of March 24, 1998 and after giving effect to (i) the recapitalization of the Common Stock of the Company prior to the Separation, (ii) the distribution of Common Stock to Irex shareholders effected in connection with the Separation and (iii) the Offering.
(2) Includes 25,148 shares with respect to which Mr. Hipolit will share voting and investment power and a total of 281,106 shares to be held by Mr. Hipolit as custodian for the minor children of W. Kirk Liddell under the Uniform Gift to Minors Act of Pennsylvania. Mr. Hipolit disclaims beneficial ownership of the shares he will hold as custodian.
(3) Includes 167,310 shares with respect to which Mr. Liddell will have sole voting and investment power and 102,150 shares held by Mr. Liddell's spouse, with respect to which Mr. Liddell disclaims beneficial ownership. Does not include shares owned by the minor children of Mr. Liddell held by Mr. Hipolit as custodian, as reported above.
(4) In connection with the Separation and the Offering, the Company expects to
    grant options to purchase an aggregate of     shares of Common Stock to
    certain officers and employees of the Company under the Company's stock option plan, including grants of options to Messrs. King, Schattgen and
    Horan to purchase     shares,    shares and     shares, respectively. The
    options will be granted upon and
   following consummation of the Separation and the Offering. See "Management--Stock Option Plan" and "Separation from Irex--Agreements with Irex--Benefits Sharing Agreement." All of the options have limitations on exercise and none are included in the table above.

                             SEPARATION FROM IREX

BACKGROUND AND REASONS FOR THE SEPARATION

  Since commencing operations in 1982, the Company has been a wholly owned subsidiary of Irex. Through its operating subsidiaries other than the Company, Irex is primarily engaged in the business of specialty contracting throughout the United States and Canada. In January 1998 Irex announced plans to effect the Separation through a pro rata distribution of 100% of the capital stock of the Company to the shareholders of Irex. The Separation will occur immediately prior to the consummation of the Offering, and each is conditioned upon the consummation of the other. Immediately following the Separation and the Offering, all of the capital stock of the Company will be owned by the shareholders of Irex who receive shares of Common Stock in the Separation and by new shareholders who purchase Common Stock in the Offering.

  The decision to effect the Separation is based on a number of factors. The Separation will provide both corporations with greater managerial, operational and financial flexibility to focus on and respond to changing market conditions in their respective business environments. The Company also believes that its ability to pursue and finance acquisitions and other business opportunities will be enhanced if the Company operates independently. The Separation will provide the Company with direct access to capital markets, subject to certain limitations for a two-year period following the Separation. See "Risk Factors--Limitations on Ability to Raise Equity Capital and Dependence on Alternative Financing." As a separate entity, the Company will not be subject to Irex's capital structure restrictions and will be in a better position to fund its operating and growth strategies. Furthermore, financial advisors have advised Irex and the Company that equity capital necessary to meet the business needs of Irex and the Company can be most effectively raised through an initial public offering of the stock of the Company following its Separation from Irex, rather than through a stock offering by either Irex or the Company while Irex continues to hold a substantial equity interest in the Company. In addition, management believes the Separation will assist the Company in serving certain customers. Through the specialty contracting businesses operated by its other subsidiaries, Irex competes with customers whose business is solicited by the Company, and the Company believes these customers will be more likely to purchase products from the Company after it is independent from Irex. The Separation will also enable the Company to provide its management and employees with incentive compensation in the form of direct and indirect equity ownership in the Company.

  Immediately prior to consummation of the Separation, the Company will declare a dividend to Irex in the amount of $10.5 million. This amount corresponds to $10.5 million of outstanding Preferred Stock of Irex which will remain Irex's obligation following the Separation. The Company will have no obligations or liabilities under the Preferred Stock following the Separation. The Company will borrow funds to pay the dividend and the resulting indebtedness will be repaid with a portion of the proceeds of the Offering. See "Use of Proceeds."

  Another subsidiary of Irex, ACandS, Inc. ("ACandS"), is engaged in the thermal insulation contracting business. ACandS has been the subject of numerous lawsuits seeking damages for injuries allegedly caused by exposure to asbestos contained in insulation products installed or sold by ACandS before 1974. The Company has never been named as a defendant in any asbestos-related lawsuit, nor has any asbestos-related claim been made against it. The Company's involvement with the thermal insulation contracting business has been minimal, and, in the Company's opinion, it has no material liability in connection with that involvement. The Company believes that adequate insurance coverage is available to ACandS and its affiliated companies, including the Company, for asbestos-related suits.

AGREEMENTS WITH IREX

  In connection with the Separation and the Offering, the Company will enter into several agreements with Irex and its subsidiaries setting forth certain interim and longer-term relationships between the companies. The following summaries of the principal terms of these agreements are qualified in their entirety by reference to the full text of such agreements. See "Additional Information."

  Corporate Separation Agreement. Prior to the consummation of the Separation and the Offering, the Company and Irex and its subsidiaries (collectively, the "Irex Companies") will enter into a separation agreement (the "Separation Agreement") which sets forth certain agreements with respect to the Separation and certain agreements between the Company and the Irex Companies governing the relationship between them following the Separation and the Offering. Pursuant to the Separation Agreement, Irex will provide the Company with access to Irex's management information systems for a three-year period following consummation of the Offering. Under the agreement, access to system hardware and software and related support services maintained by Irex will be made available on a quarterly fee basis based on a formula that takes into account the Company's relative use of the system. The agreement also provides for the Company to utilize customization capabilities of system programmers employed by Irex on an hourly fee basis. The Separation Agreement also provides reciprocal indemnification provisions between the Irex Companies and the Company, pursuant to which the Irex Companies agree to indemnify the Company for liabilities relating to their businesses arising at any time, and the Company agrees to indemnify the Irex Companies for liabilities relating to its business arising after December 23, 1981. The agreement also includes provisions governing certain workers' compensation and liability insurance payments, pursuant to which Irex will maintain responsibility for processing payment claims occurring as a result of incidents involving the Company's employees and arising prior to the date of the Separation, and the Company will indemnify Irex for payments made by Irex as a result of such claims (up to the amount of the deductible stated in the workers' compensation insurance policies governing such claims).

  Tax Sharing and Indemnification Agreement. Prior to the consummation of the Separation, the Company and Irex will enter into a tax sharing and indemnification agreement (the "Tax Agreement"). Pursuant to the Tax Agreement, (i) the Company will generally be indemnified for tax liabilities of any consolidated, combined and unitary group of corporations that includes Irex and/or its subsidiaries (including the Company) for periods prior to the consummation of the Separation, (ii) the Company will indemnify Irex and its subsidiaries for any other tax liabilities of the Company related to the Company for periods prior to the consummation of the Separation, (iii) the Company will be restricted, for a period of two years following the date of the consummation of the Separation, from engaging in certain transactions (certain issuances of stock, redemptions of stock or ceasing to engage in its trade or business) without first obtaining either a ruling from the Internal Revenue Service or an opinion from nationally recognized tax counsel that the transaction will not affect the tax-free nature of the Separation to Irex or its shareholders and (iv) the Company will be required to indemnify Irex and its shareholders for tax liabilities that may be incurred by Irex or its shareholders as a result of actions that the Company may undertake following the Separation and that cause the Separation to be treated as a taxable transaction to Irex or its shareholders. The Company does not expect these restrictions to materially inhibit its operations or growth opportunities.

  Irex and the Company will receive an opinion of Dechert Price & Rhoads, counsel to Irex and the Company, that for U.S. federal income tax purposes the Separation should qualify as a tax-free spin-off. The opinion of counsel will be based on certain assumptions and the accuracy of factual representations made by Irex and the Company. Neither Irex nor the Company is aware of any present facts or circumstances which should cause such representations and assumptions to be untrue. However, the opinion of counsel is not binding on either the Internal Revenue Service ("IRS") or the courts. A ruling has not been, and will not be, sought from the IRS with respect to the U.S. federal income tax consequences of the Separation, and it is possible that the IRS may take the position that the Separation does not qualify as a tax-free spin-off. See "Risk Factors--Potential Liability for Taxes Related to the Separation."

  Benefits Sharing Agreement. Prior to the consummation of the Separation, the Company and Irex will enter into a benefits sharing agreement (the "Benefits Agreement") to set forth the manner in which assets and liabilities under employee benefit plans and other employment-related liabilities will be divided between them. In general, the Company will be responsible for compensation and employee benefits relating to both its active and former employees. Irex will generally remain responsible for compensation and employee benefits relating to its active and former employees. The Company's 401(k) Plan will receive a transfer of plan assets from the Irex Employees' Savings Incentive Plan equal to the account balances of the Company's active and former employees. See "Management--401(k) Plan." Prior to the Separation, Irex will amend its pension plan to cease future benefit accruals. Prior to the Separation, the Company will make a payment to Irex equal to the unfunded accrued liability under the Irex pension plan attributable to the Company's employees and former employees. The Company does not currently intend to sponsor a pension plan for periods immediately following the Separation.

  The Benefits Agreement will also provide for the treatment of certain outstanding non-qualified options to purchase the common stock of Irex ("Irex Options"). At the time of the Separation, all Irex Options held by employees who will be employed by the Company after the Separation will be canceled and replaced by grants of options to purchase Common Stock of the Company under the Company's stock option plan. See "Management--Stock Option Plan." The number of shares underlying these options and their exercise price will be established so as to preserve, but not increase, the intrinsic value of the canceled Irex Options. Irex Options held by employees who will be employed by Irex after the Separation or any former employees will be unaffected by the Separation and will be retained by such employees or former employees.

                         DESCRIPTION OF CAPITAL STOCK

  The following description of the capital stock of the Company is subject to and qualified in its entirety by reference to the Company's Restated Articles of Incorporation, which have been filed as an exhibit to the Registration Statement which includes this Prospectus.

  As of the date of this Prospectus, after giving effect to the stock split effected in connection with the Separation and the Offering, there are 2,913,547 shares of Common Stock issued and outstanding, all of which are held of record by Irex. No shares of Preferred Stock are issued or outstanding.

COMMON STOCK

  The Company is authorized to issue up to 15 million shares of Common Stock, par value $.01 per share ("Common Stock").

  The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by shareholders. Shareholders do not have cumulative voting rights in the election of directors, meaning that the holders of a majority of the shares entitled to vote in any election of directors may elect all of the directors standing for election. The bylaws provide that special meetings of the shareholders of the Company may be called only by the Board of Directors. Generally, whenever any corporate action is to be taken by vote of the shareholders of the Company, or by vote of a class of such shareholders of the Company, it shall be authorized upon receiving the affirmative vote of a majority of the votes cast by such shareholders, or by such class of shareholders, entitled to vote thereon.

PREFERRED STOCK

  The Company is authorized to issue up to 15 million shares of Preferred Stock. The Board of Directors is authorized, subject to any limitations prescribed by law, without further shareholder approval, to issue such shares of Preferred Stock in one or more series, with such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be established by the Board of Directors at the time of issuance.

  The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Common Stock. The issuance of shares of Preferred Stock could result in securities outstanding that would have preference over the Common Stock with respect to dividends and in liquidation and that could (upon conversion or otherwise) enjoy all of the rights of the Common Stock.

  The authority possessed by the Board of Directors to issue Preferred Stock could potentially be used to discourage attempts by third persons to obtain control of the Company through merger, tender offer, proxy or consent solicitation or otherwise, by making such attempts more difficult to achieve or more costly. The Board of Directors may issue Preferred Stock without shareholder approval and with voting rights that could adversely affect the voting power of holders of Common Stock. There are no agreements or understandings for the issuance of Preferred Stock, and the Company has no plans to issue any shares of Preferred Stock. See "Risk Factors--Anti-Takeover Provisions."

CERTAIN PROVISIONS OF THE PENNSYLVANIA BUSINESS CORPORATION LAW

  The Company is governed by Subchapter F of Chapter 25 of the PBCL. The Company's restated articles of incorporation provide that the Company shall not be governed by Subchapters E, G and H of Chapter 25 of the PBCL. Subchapter F may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders. In general, Subchapter F delays for five years and imposes conditions upon "business combinations" between an "interested shareholder" and the Company, unless prior approval of the Board of Directors is given. The term "business combination" is defined broadly to include various merger, consolidation, division, exchange or sale transactions, including transactions utilizing the Company's assets for purchase price amortization or refinancing purposes. An "interested shareholder," in general, would be a beneficial owner of shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors of the Company. The Company is also governed by other provisions of the PBCL which are designed to support the validity of actions taken by the Board of Directors in response to takeover bids, including specifically the board's authority to "accept, reject or take no action" with respect to a takeover bid, and permitting the unfavorable disparate treatment of a takeover bidder. Another provision of the PBCL gives the directors broad discretion in considering the best interests of the Company, including a provision which permits the board, in taking any action, to consider various corporate interests, including employees, suppliers, clients and communities in which the corporation is located, the short and long-term interests of the corporation and the resources, intent and conduct of any person seeking to acquire control of the corporation. These provisions may have the effect of making more difficult and thereby discouraging attempts to acquire control of the Company in a transaction that the board or directors determines not to be in the best interests of the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION

  As permitted by the PBCL, the Company's bylaws provide that a director shall not be personally liable for monetary damages for any action taken, or any failure to take any action, unless (i) the director has breached or failed to perform the duties of his office under Section 8363 of the Pennsylvania Directors Liability Act (relating to standard of care and justifiable reliance) and (ii) the breach or failure to perform constitutes improper self-dealing, willful misconduct or recklessness. Such limitation on liability does not apply to the responsibility or liability of a director pursuant to any criminal statute or the liability of a director for the payment of taxes pursuant to local, state or federal law. In addition, the bylaws provide that the Company shall indemnify any person who is a party or is threatened to be made a party to any lawsuit or claim for damages arising by reason of the fact that he is or was a director, officer or employee of the Company or any subsidiary.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is expected to be Chase Mellon Shareholder Services.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this Offering, there has been no public market for the Common Stock. No predictions can be made with respect to the effect, if any, that public sales of shares of the Common Stock or the availability of shares for sale will have on the market price of the Common Stock after this Offering. Sales of substantial amounts of the Common Stock in the public market following this Offering, or the perception that sales may occur, could adversely affect the market price of the Common Stock or the ability of the Company to raise capital through a sale of its equity securities.

  Upon completion of the Separation and the Offering, 4,913,547 shares of Common Stock will be outstanding (5,213,547 shares will be outstanding if the Underwriters' over-allotment option is exercised in full). The 2,000,000 shares of Common Stock sold in the Offering (2,300,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, unless acquired by an "affiliate" of the Company. An "affiliate" is defined in Rule 144 promulgated by the Commission under the Securities Act ("Rule 144") generally as a person who by equity ownership or otherwise controls, is controlled by or is under common control with the Company. The 2,913,547 shares of Common Stock distributed to shareholders of Irex in the Separation will be freely tradable following the Separation and Offering, except for such shares distributed to affiliates of the Company, which shares will be subject to (i) lock-up agreements entered into in connection with the Separation (see below) and (ii) Rule 144, except for the holding period requirement of Rule 144(d), absent registration or another appropriate exemption under the Securities Act.

  In general, Rule 144 will permit an affiliate or a person who has held restricted shares for more than one year to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of Common Stock or the average weekly trading volume of such stock during the four calendar weeks preceding such sale, provided that the Company has either filed certain periodic reports with the Commission or made publicly available certain information concerning itself and provided that such sales are made in normal "brokers' transactions" or in transactions directly with a "market maker" without the solicitation of buy orders by the brokers or such affiliates. A person who is deemed not to be an affiliate of the Company at any time during the three months preceding a sale and who has held restricted shares for more than two years may sell such shares under Rule 144 without regard to the volume limitations described above.

  Application has been made to list the Common Stock on the Nasdaq National Market under the symbol "SPIE." Sales of substantial amounts of Common Stock in the public market, including sales under Rule 144, could have a depressing effect on the price of the Common Stock.

LOCK-UP AGREEMENTS

  In connection with the Separation, certain shareholders have agreed, subject to certain exceptions, not to register for sale or offer, sell or transfer any shares of Common Stock for a period of two years following consummation of the Separation. These agreements cover shares of Common Stock received by such shareholders in the Separation. In addition, in connection with the Offering, certain shareholders have agreed, subject to certain exceptions, not to register for sale or offer, sell or transfer any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Legg Mason Wood Walker, Incorporated. These agreement covers all of the shares of Common Stock held by such shareholders. See "Separation from Irex" and "Underwriting."

                                 UNDERWRITING

  The underwriters named below (the "Underwriters"), acting through their representatives, Legg Mason Wood Walker, Incorporated and Advest, Inc. (the "Representatives") expect to severally agree, subject to the terms and conditions of the Underwriting Agreement, to purchase a total of 2,000,000 shares of Common Stock from the Company. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below. The Underwriters are committed to purchase all of such shares if any are purchased. Under certain circumstances the commitments of non-defaulting Underwriters may be increased. The names of the several Underwriters and the respective number of shares to be purchased by each of them are as follows:

                                                                       NUMBER OF
      UNDERWRITER                                                       SHARES
      -----------                                                      ---------
Legg Mason Wood Walker, Incorporated..................................
Advest, Inc...........................................................
                                                                       ---------
  Total............................................................... 2,000,000
                                                                       =========

  The Underwriters propose to offer the shares of Common Stock to the public initially at the offering price per share set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $    per share, and the Underwriters may allow, and such dealers may
reallow, a concession not in excess of $    per share on sales to other
dealers. After the commencement of the public offering of the shares of Common Stock, the offering price and concession may be changed. The Company has agreed to indemnify the several Underwriters against certain liabilities which may be incurred in connection with the Offering, including liabilities under the Securities Act.

  The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 300,000 shares of Common Stock from the Company at the same price per share as the public offering price. The Underwriters may exercise such option only to cover over-allotments in the sale of the shares of Common Stock that the Underwriters have agreed to purchase. To the extent the Underwriters exercise this option, each of the Underwriters has a firm commitment, subject to certain conditions, to purchase the same percentage of the option shares as the number of shares to be purchased and offered by that Underwriter as shown in the above table bears to the 2,000,000 shares of Common Stock initially offered hereby.

  All of the directors and executive officers of the Company expect to agree with the Representatives not to sell or dispose of any shares owned by them without the consent of the Representatives for a period of 180 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

  In connection with this Offering, certain Underwriters may engage in passive market making transactions in the Common Stock in accordance with Regulation M under the Securities Exchange Act of 1934, as amended, during the two business day period before the commencement of offers of sales of the Common Stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

  Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters to bid for and purchase the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  If Underwriters create a short position in the Common Stock in connection with the offering thereof (i.e., if they sell more shares of Common Stock than are set forth on the cover page of the Prospectus), the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described in the Prospectus.

  The Representatives also may impose a penalty bid on certain Underwriters. This means that if the Representatives purchase Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters who sold those shares as part of this Offering.

  In general, purchases of Common Stock for the purpose of stabilization or to reduce a syndicate short position could cause the price of the Common Stock to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of the Common Stock to the extent that it were to discourage resales of the Common Stock by purchasers in this Offering.

  Neither the Company nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor the Underwriters make any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

  The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Dechert Price & Rhoads, Philadelphia, Pennsylvania. Certain matters in connection with this Offering will be passed upon for the Underwriters by Stradley, Ronon, Stevens & Young, LLP, Philadelphia, Pennsylvania.

                                    EXPERTS

  The consolidated financial statements of the Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement (the "Registration Statement") under the Securities Act with respect to the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are omitted as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any agreement or other document referred to herein are not necessarily complete, and reference is made to the copy of such agreement or other document filed as an exhibit or schedule to the Registration Statement and each such statement shall be deemed qualified in its entirety by such reference. For further information, reference is made to the Registration

Statement and to the exhibits and schedules filed therewith, which are available for inspection without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W, Washington, D.C. 20549. Copies of the material containing this information may be obtained from the Commission upon payment of the prescribed fees.

  After consummation of the Offering, the Company will be subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, will be required to file proxy statements, reports and other information with the Commission. The Registration Statement, as well as any such report, proxy statement and other information filed by the Company with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  The Company intends to furnish to its shareholders annual reports containing consolidated financial statements audited by an independent public accounting firm accompanied by an opinion expressed by such independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial information in each case prepared in accordance with generally accepted accounting principles.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

  Certain statements contained in this Prospectus that are not related to historical results are forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These forward-looking statements involve risks and uncertainties including, but not limited to, those set forth under "Risk Factors."

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Public Accountants.................................. F-2
Consolidated Balance Sheets as of December 31, 1996 and 1997.............. F-3
Consolidated Statements of Income for the years ended December 31, 1995,
 1996 and 1997............................................................ F-4
Consolidated Statements of Shareholder's Investment for the years ended
 December 31, 1995,
 1996 and 1997............................................................ F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1995, 1996 and 1997...................................................... F-6
Notes to Consolidated Financial Statements................................ F-7

  After the stock split-up effected in the form of a dividend discussed in
Note 11 to the Company's consolidated financial statements is effected, we expect to be in a position to render the following audit report.

                                          Arthur Andersen LLP

Lancaster, Pennsylvania
  March 16, 1998, except with respect to certain information in Note 11, as to which the date is April 9, 1998

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Specialty Products & Insulation Co.:

  We have audited the accompanying consolidated balance sheets of Specialty Products & Insulation Co. (a Pennsylvania corporation and a wholly owned subsidiary of Irex Corporation) and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholder's investment and cash flows for each of the three years in the period ended December 31, 1997. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Specialty Products & Insulation Co. and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

  Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of valuation and qualifying accounts is presented for purposes of complying with the Securities and Exchange Commission rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Lancaster, Pennsylvania

               SPECIALTY PRODUCTS & INSULATION CO. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                   DECEMBER 31,                 DECEMBER 31, 1997
                              ------------------------------  -----------------------
                                                                    PRO FORMA
                                 1996            1997             (SEE NOTE 12)
                              --------------  --------------  -----------------------
                                                                   (UNAUDITED)
                              (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
ASSETS
Current Assets:
  Cash and cash
   equivalents..............  $           78  $          345       $          345
  Receivables, less reserves
   of $466 in 1997 and $994
   in 1996..................          22,769          27,635               27,635
  Inventories of materials
   and supplies.............          13,117          15,667               15,667
  Prepaid expenses..........             408             173                  173
  Deferred income taxes.....             930           1,100                1,100
                              --------------  --------------       --------------
    Total current assets....          37,302          44,920               44,920
Property and Equipment, at
 cost:
  Buildings and
   improvements.............           1,153           1,315                1,315
  Machinery and equipment...           2,655           2,996                2,996
                              --------------  --------------       --------------
                                       3,808           4,311                4,311
  Less accumulated
   depreciation.............          (2,242)         (2,543)              (2,543)
                              --------------  --------------       --------------
                                       1,566           1,768                1,768
Other Assets................              67             963                  963
                              --------------  --------------       --------------
                              $       38,935  $       47,651       $       47,651
                              ==============  ==============       ==============
LIABILITIES AND
 SHAREHOLDER'S INVESTMENT
Current Liabilities:
  Current portion of long-
   term debt................  $        1,436  $        1,455       $        1,455
  Accounts payable..........           6,261           7,360                7,360
  Payable to affiliates.....          15,006          20,221               20,221
  Accrued liabilities.......           2,746           4,108                4,108
  Accrued income taxes......           1,049             510                  510
                              --------------  --------------       --------------
    Total current
     liabilities............          26,498          33,654               33,654
Deferred Income Taxes.......              88             --                   --
Long-term Debt, less current
 portion....................           5,928           4,817               15,307
Shareholder's Investment:
  Preferred stock, $0.01 par
   value per share;
   15,000,000 shares
   authorized; none issued..             --              --                   --
  Common stock, $0.01 par
   value per share;
   15,000,000 shares
   authorized; 2,913,547
   issued and outstanding...              29              29                   29
  Paid-in surplus...........             974             974                  --
  Retained earnings.........           5,418           8,177               (1,339)
                              --------------  --------------       --------------
    Total shareholder's
     investment.............           6,421           9,180               (1,310)
                              --------------  --------------       --------------
                              $       38,935  $       47,651       $       47,651
                              ==============  ==============       ==============

        The accompanying notes are an integral part of these statements.

               SPECIALTY PRODUCTS & INSULATION CO. AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

                                               YEARS ENDED DECEMBER 31,
                                        --------------------------------------
                                            1995         1996         1997
                                        ------------ ------------ ------------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.............................. $    118,395 $    141,800 $    158,510
Cost of sales..........................       92,503      110,690      124,258
                                        ------------ ------------ ------------
  Gross profit.........................       25,892       31,110       34,252
Selling, general and administrative
 expenses..............................       21,841       24,762       27,229
                                        ------------ ------------ ------------
  Operating income.....................        4,051        6,348        7,023
Interest expense, net..................        1,840        1,854        1,939
                                        ------------ ------------ ------------
  Income before income taxes...........        2,211        4,494        5,084
Income tax provision...................          918        1,810        2,077
                                        ------------ ------------ ------------
  Net income........................... $      1,293 $      2,684 $      3,007
                                        ============ ============ ============
Net income per share--basic............ $       0.44 $       0.92 $       1.03
                                        ============ ============ ============
Net income per share--diluted.......... $       0.44 $       0.92 $       1.03
                                        ============ ============ ============
Weighted average shares outstanding-
 basic.................................    2,913,547    2,913,547    2,913,547
                                        ============ ============ ============
Weighted average shares outstanding-
 diluted...............................    2,913,547    2,913,547    2,913,547
                                        ============ ============ ============


        The accompanying notes are an integral part of these statements.

               SPECIALTY PRODUCTS & INSULATION CO. AND SUBSIDIARY

              CONSOLIDATED STATEMENTS OF SHAREHOLDER'S INVESTMENT

                                                       PAID-IN
                                          COMMON STOCK SURPLUS RETAINED EARNINGS
                                          ------------ ------- -----------------
                                                      (IN THOUSANDS)
Balance, January 1, 1995.................     $29       $974        $2,652
  Net income.............................     --         --          1,293
  Distribution to parent.................     --         --           (748)
                                              ---       ----        ------
Balance, December 31, 1995...............      29        974         3,197
  Net income.............................     --         --          2,684
  Distribution to parent.................     --         --           (463)
                                              ---       ----        ------
Balance, December 31, 1996...............      29        974         5,418
  Net income.............................     --         --          3,007
  Distribution to parent.................     --         --           (248)
                                              ---       ----        ------
Balance, December 31, 1997...............     $29       $974        $8,177
                                              ===       ====        ======


        The accompanying notes are an integral part of these statements.

               SPECIALTY PRODUCTS & INSULATION CO. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   YEARS ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1995      1996      1997
                                                  --------  --------  --------
                                                        (IN THOUSANDS)
Cash Flows From Operating Activities:
  Net income..................................... $  1,293  $  2,684  $  3,007
  Reconciliation of net income to net cash
   provided by (used for) operating activities--
    Depreciation and amortization................      514       558       640
    Deferred income tax (benefit) provision......       (6)     (191)      364
    Provision for losses on accounts receivable..      830     1,120        71
    (Gain) loss on sale of assets................       (2)       75        15
  (Increase) decrease in assets--
    Receivables..................................   (3,387)   (1,590)   (3,672)
    Inventories..................................     (755)   (1,934)   (1,204)
    Other prepaid expenses.......................       31      (182)      248
    Other assets.................................      (23)      --        --
  Increase (decrease) in liabilities--
    Accounts payable.............................      640        39     1,042
    Accrued liabilities and other................      501       499     1,134
    Accrued income taxes.........................      261       776      (495)
                                                  --------  --------  --------
      Net cash (used for) provided by operating
       activities................................     (103)    1,854     1,150
                                                  --------  --------  --------
Cash Flows From Investing Activities:
  Additions to property and equipment............     (413)     (559)     (559)
  Proceeds from sales of property and equipment..       79        24         4
  Acquisitions of certain businesses, net of cash
     acquired
     Assets, net of liabilities assumed..........     (961)     (120)   (2,523)
    Intangibles..................................      --        (60)     (930)
  Other investing................................      --        (62)      (33)
                                                  --------  --------  --------
      Net cash used for investing activities.....   (1,295)     (777)   (4,041)
                                                  --------  --------  --------
Cash Flows From Financing Activities:
  Payments on long-term debt.....................      --     (1,186)   (1,186)
  Increase in payable to affiliates..............    1,429        97     4,344
                                                  --------  --------  --------
      Net cash provided by (used for) financing
       activities................................    1,429    (1,089)    3,158
                                                  --------  --------  --------
Net Increase (Decrease) in Cash and Cash
 Equivalents.....................................       31       (12)      267
Cash and Cash Equivalents, Beginning of Year.....       59        90        78
                                                  --------  --------  --------
Cash and Cash Equivalents, End of Year........... $     90  $     78  $    345
                                                  ========  ========  ========

        The accompanying notes are an integral part of these statements.

              SPECIALTY PRODUCTS & INSULATION CO. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1997

1. DESCRIPTION OF BUSINESS:

  Specialty Products & Insulation Co. and subsidiary (the Company), a wholly-owned subsidiary of Irex Corporation (Irex) (See Note 11), is a distribution and fabrication business that competes in the large and highly fragmented building products industry. The Company broadly defines its two core markets as mechanical insulation, consisting of pipe, duct, and equipment insulation for commercial and industrial customers, and architectural/acoustical products, consisting primarily of acoustical ceilings, fiberglass reinforced panel, and other wall and ceiling products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation

  The consolidated financial statements include the accounts of Specialty Products & Insulation Co. and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Estimates and Assumptions

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories

  Inventories are stated at the lower of cost or market. Cost is determined principally on a first-in, first-out (FIFO) basis. Included in inventory cost are material costs and costs directly associated with the fabrication of the Company's products.

Reserves for Certain Self-Insured Business Risks

  The Company is self-insured against a portion of its workers' compensation and other insurance risks. The process of determining reserve requirements for losses within its self-insured retention limits utilizes historical trends, involves an evaluation of claim frequency, severity and other factors and also includes the effect of future inflation.

Income Taxes

  The Company accounts for income taxes using the liability method, whereby deferred tax assets and liabilities are recognized using enacted tax rates, for the estimated future tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities.

Property and Equipment

  Property and equipment are depreciated using principally the straight-line method over the following estimated useful lives of the assets. Expenditures for maintenance and repairs are expensed as incurred.

       CLASSIFICATION                                     ESTIMATED USEFUL LIVES
       --------------                                     ----------------------
       Buildings.........................................     15 to 30 years
       Leasehold improvements............................      3 to 10 years
       Machinery and equipment...........................       3 to 7 years

Other Assets

  Other assets consist of goodwill and other intangibles. Goodwill, which represents the excess of cost over fair value of the net assets of acquired businesses, is being amortized on a straight-line basis principally over 15 years. The Company develops operating income projections and evaluates the recoverability and amortization period of goodwill using these projections. Based upon management's current assessment, the estimated remaining amortization period of goodwill is appropriate and the remaining balance is fully recoverable. There was no unamortized goodwill at December 31, 1996. At December 31, 1997, unamortized goodwill was $842,000.

Revenue Recognition

  Sales are recorded as orders are shipped or picked up by the customer and are reported net of discounts and returns.

Supplemental Cash Flow Information

  The Company's state income tax payments, net of refunds, were $28,000, $131,000 and $280,000 in 1995, 1996 and 1997, respectively. Interest on the notes payable to affiliate and the payable to affiliates account are charged to the payable to affiliates account.

Concentration of Credit Risk and Business

  The Company is primarily engaged in the distribution of mechanical insulational and architectural/acoustical products throughout the United States.

  The Company grants credit to customers after a thorough review of their financial condition. The concentration of credit risk with respect to accounts receivable is limited due to the Company's large customer base located throughout the United States. For the years ended December 31, 1995, 1996, and 1997, no one customer accounted for more than 10% of sales.

  The Company purchases materials for resale from a limited number of major suppliers. Such concentration is normal for the industry and does not represent an unreasonable risk or vulnerability to the Company.

3. ACQUISITIONS:

  On October 17, 1997, the Company acquired all of the issued and outstanding stock of Richlar Industries, Inc. (Richlar), located in East Syracuse, New York, for cash consideration of approximately $866,000. Richlar is primarily engaged in the business of precision die cutting, lamination, and specialty fabrication.

  On December 8, 1997, the Company acquired certain assets of Construction Systems, Inc. (CSI), located in Houston, Texas, for cash consideration of approximately $2,374,000. CSI was primarily engaged in the distribution of architectural/acoustical products and specialty products from two distribution centers in Houston, Texas.

  On December 24, 1997, the Company acquired certain assets of the Louisville, Kentucky distribution center of R. E. Kramig and Company, Inc. (Kramig) for cash consideration of approximately $213,000. Kramig was primarily engaged in the distribution of mechanical insulation.

  The acquisitions were accounted for using the purchase method of accounting, and the financial statements reflect the results of operations and cash flows of the operation from the dates of the acquisitions. Had the acquisitions occurred at the beginning of the periods presented, sales and net income would not have been materially different from reported results.

  In January 1995, the Company acquired from Distribution International (DI), the assets of four distribution centers in North Carolina and Tennessee for cash consideration of approximately $961,000. DI was primarily engaged in the distribution of mechanical insulation from these four distribution centers.

4. INCOME TAXES:

  The Company's tax return is included in the consolidated federal income tax returns of Irex. The current and deferred tax expense recorded by the Company is based on what such amounts would have been had it filed a separate tax return. All federal income tax payments are made by Irex.

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). Deferred income taxes are computed based on the differences between financial reporting and income tax reporting bases of assets and liabilities using enacted tax rates. The impact of changes in tax rates is reflected in income in the period in which the change is enacted. In conformity with SFAS 109, deferred tax assets are classified based on the financial reporting classification of the related liabilities and assets which give rise to temporary book/tax differences. Deferred taxes relate to the following temporary differences:

                                                                1996     1997
                                                               ------- --------
                                                               (IN THOUSANDS)
   Insurance reserves......................................... $   77  $    574
   Bad debt reserves..........................................    387       181
   Uniform cost capitalization on inventories.................    404       435
   Other......................................................    (26)      (89)
                                                               ------  --------
                                                               $  842  $  1,101
                                                               ======  ========

  The Company has determined that no valuation allowance for the deferred tax asset is required as of December 31, 1996 and 1997 as it is considered more likely than not that such benefits will be realized in the future through the combination of carryback availability, certain tax planning strategies that would allow for acceleration of deductible temporary differences to utilize remaining carryback availability and through expected future taxable income.

  Income tax provision (benefit) consists of :

                                                        1995    1996     1997
                                                        -----  -------  -------
                                                           (IN THOUSANDS)
   Currently payable:
     Federal........................................... $ 782  $ 1,608  $ 1,396
     State.............................................   142      393      317
                                                        -----  -------  -------
       Total currently payable.........................   924    2,001    1,713
                                                        -----  -------  -------
   Deferred:
     Federal...........................................   (35)    (135)     297
     State.............................................    29      (56)      67
                                                        -----  -------  -------
       Total deferred..................................    (6)    (191)     364
                                                        -----  -------  -------
   Total............................................... $ 918  $ 1,810  $ 2,077
                                                        =====  =======  =======

  The effective income tax rate is different from the statutory Federal income tax rate as indicated below:

                                                              1995  1996  1997
                                                              ----  ----  ----
   Statutory federal income tax rate........................  34.0% 34.0% 34.0%
   State income taxes ($171,000, $337,000 and $384,000), net
    of federal benefit......................................   5.1   5.0   5.0
   Meals and entertainment..................................   2.4   1.3   1.9
                                                              ----  ----  ----
     Effective income tax rate..............................  41.5% 40.3% 40.9%
                                                              ====  ====  ====

5. EMPLOYEE BENEFIT PLANS:

 Pension Plans

  The Company's salaried employees participate in Irex's noncontributory defined benefit pension plan. The benefits under the plan are based on years of service and salary levels. Irex's policy is to fund pension costs in accordance with the requirements of the Employee Retirement Income Security Act of 1974. The Company receives an allocation of the plan's expenses from Irex. In 1995, 1996, and 1997, the Company's share of the plan's total expense was $230,000, $245,000, and $165,000, respectively. The Company will not participate in the plan following its separation from Irex. All liabilities associated with the plan will remain with Irex. The following table sets forth the Plan's funded status and related amounts recognized in the consolidated balance sheet of Irex and subsidiaries at December 31, 1996 and 1997:

                                                               1996     1997
                                                              -------  -------
                                                              (IN THOUSANDS)
   Actuarial present value of benefit obligations:
     Accumulated benefit obligation, including vested
      benefits of $5,568 and $6,629, respectively............ $ 6,039  $ 6,986
                                                              =======  =======
     Projected benefit obligation for service rendered to
      date................................................... $ 7,698  $ 8,760
     Plan assets at fair value...............................  (7,528)  (8,759)
                                                              -------  -------
     Projected benefit obligation in excess of plan assets...     170        1
     Unrecognized net loss from past experience different
      from that assumed and effects of changes in
      assumptions............................................     275      840
                                                              -------  -------
     Accrued pension cost.................................... $   445  $   841
                                                              =======  =======

  Assumptions used were as follows:

                                                               1996     1997
                                                              -------  -------
   Weighted average discount rates...........................   7.75%    7.25%
   Rates of increase in future compensation levels...........   5.00%    5.00%
   Expected long-term rate of return on assets...............   8.50%    8.50%

  The Company also maintains a defined contribution plan for its hourly-paid employees. Company contributions to the plan are based on a percentage of eligible employees' compensation. The expense for this plan was $69,000 in 1995, $108,000 in 1996, and $105,000 in 1997.

 Postretirement Benefits Other Than Pensions

  In addition to the pension plans, the Company's retired employees participate in an Irex-sponsored plan that provides certain health care benefits. Active salaried employees who were at least age 55 and had 10 years of consecutive service at January 1, 1990, are eligible for these benefits upon retirement. Also, active salaried employees of the Company whose age plus years of service equaled at least 55 at January 1, 1990, are eligible for these benefits upon retirement when they attain age 62 as long as such employees have either 20 years of service or their age plus years of service equals 90 upon retirement. Cash payments of up to $60 per month are given to retirees over age 65 to purchase supplemental Medicare coverage. Eligible retirees under age 65 are fully covered by Irex's insurance plan. The number of retirees under age 65 currently participating in the plan is not significant. Also the number of active employees of the Company who may become eligible is not significant; further, the Company will not participate in the plan following its separation from Irex. All liabilities associated with the plan will remain with Irex.

  The expected cost of these benefits is charged to expense during the years that the employees render service. The transition obligation is being amortized over 20 years. In 1995, 1996, and 1997 the Company's share of the Plan's total expense was $22,000, $29,000, and $15,000, respectively.

  The following table sets forth the plan's funded status and amounts recognized in the consolidated balance sheet of Irex and subsidiaries at December 31, 1996 and 1997:

                                                               1996     1997
                                                              -------  -------
                                                              (IN THOUSANDS)
     Accumulated postretirement benefit obligation:
      Vested benefit obligation.............................  $   798  $   798
      Non-vested benefit obligation.........................      158      129
                                                              -------  -------
                                                                  956      927
     Plan assets at fair value..............................      (51)     --
                                                              -------  -------
     Accumulated postretirement benefit obligation in excess
      of plan assets........................................      905      927
     Unrecognized transition obligation.....................     (769)    (721)
     Unrecognized net gain..................................      340      289
                                                              -------  -------
     Accrued postretirement benefit liability...............  $   476  $   495
                                                              =======  =======

  For measurement purposes, a 13% annual rate of increase in the per capita cost of covered health care benefits was assumed for calendar 1997; the rate was assumed to decrease to 10% in 1998 and 7% for 2001 and remain level thereafter. Due to the provisions of the plan, increasing the assumed health care cost trend rates by one percentage point in each year would not have a significant impact on the accumulated postretirement benefit obligation or the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1997.

  The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.75% and 7.25% at December 31, 1996 and 1997, respectively. The expected long-term rate of return on assets was 8.50% at December 31, 1996.

 Other

  The Company has an incentive compensation plan covering substantially all of its officers and key employees. The amount of incentive compensation is dependent upon the rate of return on assets of the Company and the particular regional or branch office. Total incentive compensation expense was $1,012,000 for 1995, $1,335,000 for 1996, and $1,428,000 for 1997.

  Substantially all of the Company's salaried employees are covered by defined contribution savings incentive and employee stock ownership plans (ESOP) maintained by Irex. Contributions to the savings incentive plan are based on a percentage of employee contributions to the plan, while ESOP contributions are discretionary. The Company's share of these plans' total expense was $256,000 in 1995, $299,000 in 1996, and $259,000 in 1997.

6. INCOME PER COMMON SHARE:

  In 1997, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 128 "Earnings Per Share." SFAS No. 128 requires dual presentation of basic and diluted earnings per share on the face of the income statement for all entities with complex capital structures. The Company's basic income per share is calculated as income available to shareholders divided by the weighted average number of shares outstanding. Earnings per share have been retroactively restated to reflect the 291.4 to 1 stock split-up effected in the form of a dividend discussed in Note 11. For diluted income per share, there are no common stock equivalents.

7. BORROWINGS:

  Long-term debt consists of the following at December 31, 1996 and 1997:

                                                                 1996    1997
                                                                ------- -------
                                                                (IN THOUSANDS)
   9.25% unsecured notes payable to affiliate due in equal
    annual installments
    from May 1, 1996 to 2002................................... $ 7,114 $ 5,928
   Unsecured note payable at prime commercial rate due to
    affiliate on
    December 1, 1998...........................................     250     250
   Other long-term debt........................................     --       94
                                                                ------- -------
     Total.....................................................   7,364   6,272
     Less current portion......................................   1,436   1,455
                                                                ------- -------
                                                                $ 5,928 $ 4,817
                                                                ======= =======

  Prime commercial rate is determined by the rate in effect on the previous December 1 and June 1.

  Other long-term debt is comprised of three unsecured notes, with interest rates ranging from 6.63% to 8.16%, payable in monthly and annual installments through July 10, 2009.

  Interest expense for the notes payable to affiliate was $790,000 in 1995, $725,000 in 1996, and $679,000 in 1997.

  Any unpaid principal balance on each of the notes payable to affiliate may be prepaid in whole or in part without premium or penalty provided that at the time of any such prepayment all interest accrued to the date of prepayment on the portion of the principal balance be simultaneously paid and all prepayments be made on December 31 unless otherwise agreed by the holder.

  Long-term borrowings maturing during the next five years are as follows (in thousands):

       1998............................................................. $ 1,455
       1999.............................................................   1,200
       2000.............................................................   1,192
       2001.............................................................   1,192
       2002.............................................................   1,192

8. COMMITMENTS AND CONTINGENCIES:

  The Company leases distribution centers and sales offices under noncancelable operating lease agreements. Rental expense for all operating leases was $2,866,000 in 1995, $2,983,000 in 1996 and $3,624,000 in 1997. As
of December 31, 1997, the future minimum rental commitments under noncancelable operating leases that have terms in excess of one year are as follows (in thousands):

       1998............................................................ $ 2,615
       1999............................................................   1,936
       2000............................................................   1,525
       2001............................................................   1,020
       2002............................................................     583
       Subsequent years................................................     299
                                                                        -------
         Total minimum rental obligations.............................. $ 7,978
                                                                        =======

  The Company is involved from time to time in various claims and litigation arising in the ordinary course of its business. Management believes the outcome of such claims and litigation will not materially affect the Company's long-term business, financial position or results of operations.

  The Company, together with other subsidiaries of Irex, has guaranteed certain obligations of Irex, which at December 31, 1997 totaled $27,604,000. Such guarantees with respect to the Company will terminate upon completion of the separation transaction discussed in Note 11.

9. ACCRUED LIABILITIES:

  The components of accrued liabilities as of December 31, 1996 and 1997 are as follows:

                                                                1996    1997
                                                               ------- -------
                                                               (IN THOUSANDS)
   Salaries and wages......................................... $ 1,295 $ 1,404
   Workers' compensation, general and auto liability insur-
    ance......................................................     --    1,263
   Other......................................................   1,451   1,441
                                                               ------- -------
                                                               $ 2,746 $ 4,108
                                                               ======= =======

10. RELATED PARTIES:

  The Company sells its products to the specialty contracting subsidiaries of Irex. Sales to those affiliates are included in the Company's net sales as reflected in the consolidated statements of income. Net sales to the Company's affiliates were $10,682,000, $12,383,000 and $9,301,000 in 1995, 1996 and
1997, respectively.

  Irex provides various administrative services to its affiliates, including the Company. These services include, among others, management and maintenance of the information systems, legal, credit and risk management, cash management, tax, accounting and personnel administration. Irex allocates these costs to its affiliates primarily based on the estimated utilization of the services. Irex also charges a management fee to each of its affiliates, including the Company, to distribute costs that are not allocated based on utilization. The management fee is calculated as a percentage of net sales and charged to each affiliate accordingly. Collectively, the allocation of administrative expenses and management fee are reflected as selling, general and administrative expenses in the Company's consolidated statements of income. Management believes the methodology used to allocate these expenses is reasonable. The Company was charged $1,616,000, $1,815,000 and $2,542,000 in 1995, 1996 and 1997, respectively. Amounts allocated to the Company by Irex in excess of the estimated costs of these services are shown in the statements of shareholder's investment as a distribution to parent.

  Irex administers the Company's insurance program. Prior to 1997, the reserves for workers' compensation and other insurance risks were not reflected on the consolidated balance sheet of the Company. An affiliate of the Company maintained these reserves and made payments on behalf of the Company. The appropriate charges to the Company were recognized in the payable to affiliates account. The Company's expense related to workers' compensation and other insurance programs was $484,000 in 1995, $501,000 in 1996 and $606,000 in 1997.

  The Company's cash transactions flow through a consolidated banking arrangement that is maintained by Irex. The Company, in the normal course of business, receives credit for cash deposited or charges for working capital needed. The payable to affiliates account, at December 31, 1997, includes the Company's cumulative cash borrowings from Irex and affiliates. Based upon the activity within the payable to affiliates account, the Company is charged interest expense from Irex. Interest expense was $1,048,000 in 1995, $1,132,000 in 1996 and $1,249,000 in 1997. The weighted average interest rate for the years ended December 31, 1995, 1996 and 1997 was 8%.

11. SUBSEQUENT EVENTS:

 Separation

  On January 19, 1998, Irex announced its intention to spin off Specialty Products & Insulation Co. to its shareholders. Irex's Board of Directors, at its February 26, 1998 meeting, approved the proposed transaction in which shareholders of Irex Common stock will receive a dividend of the Company's Common stock. This dividend is expected to be a tax-free distribution to current shareholders of Irex Common stock. The transaction is expected to be completed in the second or third quarter of 1998.

  Concurrent with the spin off transaction described above, the Company intends to file a registration statement on Form S-1 with the Securities and Exchange Commission for purposes of registering shares of common stock.

  On April 9, 1998, the Company filed Restated Articles of Incorporation which increased the authorized number of shares of common stock to 15,000,000, changed the common stock par value to $0.01 and authorized 15,000,000 shares of Preferred stock at $0.01 par value. These changes have been retroactively reflected in the accompanying financial statements.

  In conjunction with the above transactions, the Company expects to enter into several agreements with Irex.

  .Corporate Separation Agreement--Pursuant to this agreement, Irex will provide management information system services to the Company. These services will be provided subject to a quarterly or hourly fee. In addition, certain indemnifications, excluding tax related items, between the Company and Irex are defined in this agreement.

  .Tax Sharing and Indemnification Agreement--Tax related indemnifications between the Company and Irex are defined within this agreement. These indemnifications relate to the periods before and after the transactions described above.

  .Benefits Sharing Agreement--This agreement addresses the division of employee benefit plans and other employment-related liabilities between the Company and Irex.

  Prior to the spin-off described above, the Company will declare a 291.4 to 1 stock split up effected in the form of a dividend. The stock split-up has been retroactively reflected in the accompanying financial statements.

 Acquisition

  On March 1, 1998, the Company acquired the assets of Extol of Texas, Inc. (Extol), located in Houston, Texas, for cash consideration of approximately $5,558,000. Extol is primarily engaged in the distribution and fabrication of commercial and industrial insulation systems, and other specialty products.

12. PRO FORMA BALANCE SHEET (UNAUDITED):

  The unaudited pro forma consolidated balance sheet of the Company as of December 31, 1997 reflects the planned dividend (estimated at $10,490,000) to be made to Irex which is expected to be funded by bank borrowings and subsequently repaid from the net proceeds of the Offering. See "Use of Proceeds." Pursuant to the requirements of the Securities and Exchange Commission, the dividend has been reflected in the pro forma balance sheet without giving effect to any receipt of the net proceeds from the Offering.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

UNTIL     , 1998 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                 ------------

                               TABLE OF CONTENTS

Prospectus Summary........................................................    3
Risk Factors..............................................................    8
Use Of Proceeds...........................................................   13
Dividend Policy...........................................................   13
Dilution..................................................................   14
Capitalization............................................................   15
Selected Consolidated Financial Data......................................   16
Management's Discussion And Analysis Of Financial Condition And Results Of
 Operations...............................................................   18
Acquisition And Expansion Background......................................   23
Business..................................................................   26
Management................................................................   34
Principal Shareholders....................................................   39
Separation From Irex......................................................   40
Description Of Capital Stock..............................................   42
Shares Eligible For Future Sale...........................................   43
Underwriting..............................................................   45
Legal Matters.............................................................   46
Experts...................................................................   46
Additional Information....................................................   46
Index To Financial Statements.............................................  F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               2,000,000 SHARES

                                     LOGO

                             SPECIALTY PRODUCTS &
                                INSULATION CO.

                                 COMMON STOCK


                                  PROSPECTUS


                            LEGG MASON WOOD WALKER
            INCORPORATED

                                 ADVEST, INC.

                                       , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     SEC Registration Fee............................................... $8,142
     NASD Filing Fee.................................................... $3,260
     Nasdaq Filing Fee..................................................      *
     Blue Sky Fees and Expenses.........................................      *
     Legal Fees and Expenses............................................      *
     Accounting Fees and Expenses.......................................      *
     Registrar and Transfer Agent Fees..................................      *
     Printing and Engraving Expenses....................................      *
     Miscellaneous......................................................      *
                                                                         ------
       Total............................................................      *

    --------
    * To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Bylaws of the Company provide that the Company shall indemnify any person who is a party or is threatened to be made a party to any lawsuit or claim for damages arising by reason of the fact that he is or was a director, officer or employee of the Company or any subsidiary. The Company intends to obtain directors' and officers' insurance against certain liabilities such persons may incur on behalf of the Company.

  Pennsylvania law permits the Registrant to provide similar indemnification to employees and agents who are not directors or officers. The determination of whether an individual meets the applicable standard of conduct may be made by the disinterested directors, independent legal counsel or the stockholders. Pennsylvania law also permits indemnification in connection with a proceeding brought by or in the right of the Registrant to procure a judgment in its favor. To the extent that an indemnification for liabilities arising under the Securities Act is permitted to directors, officers, or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable.

  The Underwriting Agreement provides for indemnification by the Underwriters of the registrant and its directors, officers and controlling persons for certain liabilities, including liabilities arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The Company has not issued any unregistered securities within the past three years.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits

  The following exhibits are filed herewith unless otherwise indicated:

   EXHIBIT
   NUMBER  DESCRIPTION
   ------- -----------
    1.1*   Underwriting Agreement
    3.1    Restated Articles of Incorporation of the Company
    3.2    Bylaws of the Company
    4.1*   Specimen Common Stock Certificate
    5.1*   Opinion of Dechert Price & Rhoads
   10.1*   Corporate Separation Agreement
   10.2*   Tax Sharing and Indemnification Agreement

   EXHIBIT
   NUMBER                          DESCRIPTION
   -------                         -----------
   10.3*   Benefits Sharing Agreement
   10.4*   1998 Specialty Products & Insulation Co. Stock Option Plan
   10.5*   Form of Employment Agreement
   21.1    Subsidiary of the Registrant
   23.1    Consent of Arthur Andersen LLP (included on page II-4)
   23.2*   Consent of Dechert Price & Rhoads (included in Exhibit 5.1)
   24.1    Power of Attorney (included on Signature Page)
   27.1    Financial Data Schedule
   99.1    Consent of W. Kirk Liddell
   99.2    Consent of William W. Adams
   99.3    Consent of David C. Kleinman
   99.4    Consent of Wilson D. McElhinny
   99.5    Consent of G. Clay von Seldeneck
   99.6    Consent of John O. Shirk
   99.7    Consent of Michael J. Hughes

  --------
  * To be filed by amendment.

  (b) Financial Statement Schedules:

   SCHEDULE DESCRIPTION
   -------- -----------
      II    Valuation and Qualifying Accounts

  All other schedules are omitted because they are not required or applicable, or because the information is included in the consolidated financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

  (a) The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (c) The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lancaster and Commonwealth of Pennsylvania on April 10, 1998.

                                                      Ronald L. King
                                          By: _________________________________
                                                      RONALD L. KING
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                          OFFICER

                               POWER OF ATTORNEY

  KNOWN TO ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ronald L. King and W. Kirk Liddell, each and individually, his or her attorneys-in-fact, with full power of substitution and resubstitution, for him or her in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement or any Registration Statement for the same offering that is effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with exhibits thereto and other documents in connection therewith or in connection with the registration of Common Stock under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission, granting unto each of such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that each such attorney-in-fact, or his agent or substitutes, may do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              SIGNATURE                        TITLE                 DATE

           Ronald L. King              President, Chief         April 10, 1998
-------------------------------------   Executive Officer
           RONALD L. KING               and Director
                                        (principal
                                        executive officer)

          Jane E. Pinkerton            Acting Chief             April 10, 1998
-------------------------------------   Financial Officer
          JANE E. PINKERTON             (principal
                                        financial and
                                        principal
                                        accounting officer)

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Specialty Products & Insulation Co.

  As independent public accountants, we hereby consent to the use of our reports (and to all references to our Firm) included in or made a part of this registration statement.

                                          Arthur Andersen LLP

Lancaster, Pennsylvania
April 9, 1998

                                                                     SCHEDULE II

               SPECIALTY PRODUCTS & INSULATION CO. AND SUBSIDIARY

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                       BALANCE AT PROVISION              BALANCE
                                       BEGINNING   CHARGED    ACCOUNTS   AT END
                                        OF YEAR   TO EXPENSE WRITTEN OFF OF YEAR
                                       ---------- ---------- ----------- -------
YEAR ENDED DECEMBER 31, 1995
  Allowance for Doubtful Accounts.....    $700      $  830      $(936)    $594
YEAR ENDED DECEMBER 31, 1996
  Allowance for Doubtful Accounts.....    $594      $1,120      $(720)    $994
YEAR ENDED DECEMBER 31, 1997
  Allowance for Doubtful Accounts.....    $994      $   71      $(599)    $466

                               INDEX TO EXHIBITS

                                                                            SEQUENTIALLY
   EXHIBIT                                                                    NUMBERED
   NUMBER  DESCRIPTION                                                        PAGE NO.
   ------- -----------                                                      ------------
    1.1*   Underwriting Agreement..........................................
    3.1    Restated Articles of Incorporation of the Company...............
    3.2    Bylaws of the Company...........................................
    4.1*   Specimen Common Stock Certificate...............................
    5.1*   Opinion of Dechert Price & Rhoads...............................
   10.1*   Corporate Separation Agreement..................................
   10.2*   Tax Sharing and Indemnification Agreement.......................
   10.3*   Benefits Sharing Agreement......................................
   10.4*   1998 Specialty Products & Insulation Co. Stock Option Plan......
   10.5*   Form of Employment Agreement....................................
   21.1    Subsidiary of the Registrant....................................
   23.1    Consent of Arthur Andersen LLP (included on page II-4)..........
   23.2*   Consent of Dechert Price & Rhoads (included in Exhibit 5.1).....
   24.1    Power of Attorney (included on Signature Page)..................
   27.1    Financial Data Schedule.........................................
   99.1    Consent of W. Kirk Liddell......................................
   99.2    Consent of William W. Adams.....................................
   99.3    Consent of David C. Kleinman....................................
   99.4    Consent of Wilson D. McElhinny..................................
   99.5    Consent of G. Clay von Seldeneck................................
   99.6    Consent of John O. Shirk........................................
   99.7    Consent of Michael J. Hughes....................................

  --------
  * To be filed by amendment.